FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Semi-annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2024

2.	(English Translation) Confirmation Letter

3.	Capitalization and Indebtedness as of September 30, 2024

The registrant hereby incorporates Exhibits 1 (except Part I, Item 4.2 — “Interim Review Certificate” and the English translation of Interim Review Report of Independent Auditor), 2 and 3 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 19, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1

Semi-annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2024

Items included in the Semi-annual Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Six months ended September 30, 2023	Six months ended September 30, 2024	Year ended March 31, 2024
Total revenue	(Mil yen)	1,906,053	2,459,451	4,157,294
Net revenue	(Mil yen)	716,673	937,769	1,562,000
Income before income taxes	(Mil yen)	103,045	235,941	273,850
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	58,563	167,325	165,863
Comprehensive income attributable to NHI shareholders	(Mil yen)	182,671	80,070	307,393
Total equity	(Mil yen)	3,372,248	3,396,386	3,448,513
Total assets	(Mil yen)	54,815,293	57,458,630	55,147,203
Net income attributable to NHI shareholders per share—basic	(Yen)	19.34	56.63	54.97
Net income attributable to NHI shareholders per share—diluted	(Yen)	18.62	54.58	52.69
Total NHI shareholders’ equity as a percentage of total assets	(%)	6.0	5.7	6.1
Cash flows from operating activities	(Mil yen)	194,132	(369,067)	132,640
Cash flows from investing activities	(Mil yen)	(332,878)	(203,737)	(887,938)
Cash flows from financing activities	(Mil yen)	223,489	1,211,458	1,012,850
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	(Mil yen)	4,105,267	4,827,835	4,299,022

1

The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.

2. Business Overview

There were no significant changes to the businesses of the Company and its 1,528 consolidated subsidiaries for the six months ended September 30, 2024.

There were 13 affiliated companies which were accounted for by the equity method as of September 30, 2024.

Item 2. Operating and Financial Review

1. Risk Factors

Significant changes in our Risk Factors which were described on the annual securities report are stated below. The titles below correspond to the titles of “Part I Corporate Information—Item 2. Operating and Financial Review—3. Risk Factors” in the annual securities report. The discussion below contains future matters that are based on the assessments made as of the date of submission of this report (November 14, 2024), unless noted separately.

16. Misconduct, fraud or other criminal activity by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We always face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, concealment of unauthorized or unsuccessful activities, or criminal or other unlawful actions against customers or their families. The misconduct could also involve the improper use or disclosure of non-public information relating to us or our clients, such as insider trading, improper transmission of such information and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect, and our future reputation and financial condition could be adversely affected, which could result in serious reputational or financial damage to us in the future.

Measures we have implemented or additional measures that may be implemented in the future may not be effective in preventing or managing the risk of misconduct or fraud in all cases, and we may not always be able to detect or deter misconduct or fraud by an employee, director, officers, or third parties. If any administrative or judicial sanction is issued against us as a result of such fraudulent or misconduct, we may lose business opportunities, and our future revenue and results of operations may be materially and adversely affected, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

18. Our business is subject to substantial legal, regulatory and reputational risks

(Omitted)

(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

(Omitted)

On September 25, 2024, the Japanese Securities and Exchange Surveillance Commission (the “SESC”) issued a recommendation that an administrative monetary penalty payment order be issued to the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”), based on the SESC’s finding that NSC engaged in activities that constituted a violation of laws and regulations as part of certain Japanese government bond (“JGB”) futures transactions conducted in March 2021. As a result, in October 2024, NSC received a suspension of Special Entitlements of JGB Market Special Participants (Primary Dealer) from October 15, 2024 to November 14, 2024 from Japan’s Ministry of Finance and an order for an administrative monetary penalty from the Financial Services Agency (“FSA”). Following the imposition of these administrative actions, certain of our clients suspended engagement with us for financial transactions, which may affect our revenues.

(Omitted)

2. Operating, Financial and Cash Flow Analyses by Management

(1) Operating Results

Nomura reported net revenue of ¥937.8 billion, non-interest expenses of ¥701.8 billion, income before income taxes of ¥235.9 billion, and net income attributable to NHI shareholders of ¥167.3 billion for the six months ended September 30, 2024.

The breakdown of net revenue and non-interest expenses on the consolidated statements of income is as follows:

	Millions of yen
	Six months ended September 30
	2023	2024
Commissions	¥171,692	¥204,113
Brokerage commissions	121,557	140,368
Commissions for distribution of investment trust	27,389	34,762
Other	22,746	28,983
Fees from investment banking	69,750	94,586
Underwriting and distribution	29,921	48,291
M&A / financial advisory fees	23,615	31,912
Other	16,214	14,383
Asset management and portfolio service fees	148,473	184,181
Asset management fees	134,870	167,901
Other	13,603	16,280
Net gain on trading	232,176	279,705
Gain on private equity and debt investments	8,010	4,751
Net interest	18,729	29,826
Gain (loss) on investments in equity securities	7,569	(1,112)
Other	60,274	141,719

Net revenue	¥716,673	¥937,769

	Millions of yen
	Six months ended September 30
	2023	2024
Compensation and benefits	¥325,811	¥369,181
Commissions and floor brokerage	65,701	88,954
Information processing and communications	106,452	112,510
Occupancy and related depreciation	34,078	34,445
Business development expenses	11,540	12,553
Other	70,046	84,185

Non-interest expenses	¥613,628	¥701,828

Business Segment Information

Results by business segment are noted below. Nomura renamed the Retail Division as the “Wealth Management Division,” effective April 1, 2024.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of income are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information.”

Net revenue

	Millions of yen
	Six months ended September 30
	2023	2024
Wealth Management	¥190,982	¥230,667
Investment Management	71,636	103,757
Wholesale	394,937	508,227
Other (Incl. elimination)	60,708	97,111

Total	¥718,263	¥939,762

Non-interest expenses

	Millions of yen
	Six months ended September 30
	2023	2024
Wealth Management	¥138,990	¥143,120
Investment Management	44,794	48,643
Wholesale	384,572	441,812
Other (Incl. elimination)	45,272	68,253

Total	¥613,628	¥701,828

Income (loss) before income taxes

	Millions of yen
	Six months ended September 30
	2023	2024
Wealth Management	¥51,992	¥87,547
Investment Management	26,842	55,114
Wholesale	10,365	66,415
Other (Incl. elimination)	15,436	28,858

Total	¥104,635	¥237,934

Wealth Management

Net revenue was ¥230.7 billion primarily due to increase in commissions from sales of investment trusts. Non-interest expenses were ¥143.1 billion and income before income taxes was ¥87.5 billion. Wealth Management client assets were ¥146.1 trillion as of September 30, 2024, a ¥7.5 trillion decrease from March 31, 2024.

Investment Management

Net revenue was ¥103.8 billion. Non-interest expenses were ¥48.6 billion and income before income taxes was ¥55.1 billion. Assets under management were ¥88.8 trillion as of September 30, 2024, ¥0.2 trillion decrease from March 31, 2024, primarily due to decreases in the market value of assets under management.

The breakdown of net revenue for Investment Management is as follows:

	Millions of yen
	Six months ended September 30
	2023	2024
Business revenue(1)	¥65,937	¥78,475
Investment gain/ loss(2)	5,699	25,282

Net revenue	¥71,636	¥103,757

(1)

Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses

(2)

Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments and our investments held in our private equity and other investment businesses.

Wholesale

Net revenue was ¥508.2 billion. Non-interest expenses were ¥441.8 billion and income before income taxes was ¥66.4 billion.

The breakdown of net revenue for Wholesale is as follows:

	Millions of yen
	Six months ended September 30
	2023	2024
Global Markets	¥331,062	¥428,723
Investment Banking	63,875	79,504

Net revenue	¥394,937	¥508,227

Global Markets net revenue was ¥428.7 billion. Fixed Income net revenue increased from ¥194.2 billion as of September 30, 2023 to ¥253.5 billion mainly because of strong performance in spread products. Equities net revenue increased from ¥136.8 billion as of September 30, 2023 to ¥175.2 billion due to strong performances in execution service and equity products. Investment banking net revenue was ¥79.5 billion.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the six months ended September 30, 2024 include gains from changes in the fair value of derivative liabilities of ¥13.4 billion attributable to the change in its own creditworthiness and gains from changes in counterparty credit spread of ¥0.1 billion. Net revenue was ¥97.1 billion, Non-interest expenses were ¥68.3 billion and Income before income taxes was ¥28.9 billion for the six months ended September 30, 2024.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 16. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resources.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Funded	Unfunded	Total
Europe	¥23,937	¥166,100	¥190,037
Americas	18,525	254,032	272,557
Asia and Oceania	1,149	69,446	70,595

Total	¥43,611	¥489,578	¥533,189

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Item 4. Financial Information, 1. Consolidated Financial Statements, Note 7. “Securitizations and Variable Interest Entities.”

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 95%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2024	September 30, 2024
Equity	¥3.3	¥3.0
Interest rate	2.6	2.4
Foreign exchange	2.1	2.4

Subtotal	8.0	7.8
Diversification benefit	(2.5)	(2.4)

VaR	¥5.5	¥5.4

	Billions of yen
	Six months ended September 30, 2024
	Maximum(1)	Minimum(1)	Average(1)
VaR	¥6.9	¥4.5	¥5.6

(1)	Represents the maximum, average and minimum VaR based on all daily calculations over the six-month period.

(4) Deferred Tax Assets Information

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of September 30, 2024.

Millions of yen
September 30, 2024
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥40,755
Investments in subsidiaries and affiliates	127
Valuation of financial instruments	118,275
Accrued pension and severance costs	11,967
Other accrued expenses and provisions	81,680
Operating losses	460,927
Lease liabilities	44,597
Other	18,093

Gross deferred tax assets	776,421
Less—Valuation allowance	(568,698)

Total deferred tax assets	207,723

Deferred tax liabilities
Investments in subsidiaries and affiliates	117,274
Valuation of financial instruments	97,647
Undistributed earnings of foreign subsidiaries	2,606
Valuation of fixed assets	23,026
Right-of-use assets	39,475
Other	4,394

Total deferred tax liabilities	284,422

Net deferred tax assets (liabilities)	¥(76,699)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and net stable funding ratio issued by the Financial Services Agency (“FSA”).

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over group liquidity management based on decisions made by the EMB.

1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of September 30, 2024, our liquidity portfolio was ¥9,375.8 billion which sufficiently met liquidity requirements under the stress scenarios.

2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio

In addition to our liquidity portfolio, we had unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets was sufficient against our total unsecured debt maturing within one year.

3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt.

3.1) Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024	September 30, 2024
Short-term bank borrowings	¥177.5	¥176.4
Other loans	356.0	304.1
Commercial paper	224.8	116.8
Deposits at banking entities	1,880.9	2,258.8
Certificates of deposit	232.4	206.9
Debt securities maturing within one year	1,089.8	1,317.0

Total short-term unsecured debt	¥3,961.4	¥4,380.0

3.2) Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, Nomura Securities Co. Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd., and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024	September 30, 2024
Long-term deposits at banking entities	¥243.0	¥381.5
Long-term bank borrowings	3,408.4	3,377.8
Other loans	292.3	297.5
Debt securities(1)	6,311.2	6,519.2

Total long-term unsecured debt	¥10,254.9	¥10,576.0

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3) Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowings are likely to be called.

3.4) Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5. “Collateralized transactions” in our consolidated financial statements.

4) Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5) Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured financing or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of September 30, 2024, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6) Contingency Funding Plan

We have developed a detailed Contingency Funding Plan (“CFP”) to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our CFP, we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at group and regional level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our CFP for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision.” To complement these principles, the Committee has further strengthened its liquidity risk management framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by FSA. The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended September 30, 2024 was 224.3%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by the FSA (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of September 30, 2024 was compliant with the regulatory requirements.

Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents’ balance as of September 30, 2023 and as of September 30, 2024 were ¥4,105.3 billion and ¥4,827.8 billion, respectively. Cash flows from operating activities for the six months ended September 30, 2023 were inflows of ¥194.1 billion primarily due to a decrease in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase and the comparable period in 2024 were outflows of ¥369.1 billion primarily due to an increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the six months ended September 30, 2023 were outflows of ¥332.9 billion primarily due to Payments for purchases or origination of other non-trading loans and the comparable period in 2024 were outflows of ¥203.7 billion primarily due to Net cash outflows from loans receivable at banks. Cash flows from financing activities for the six months ended September 30, 2023 were inflows of ¥223.5 billion primarily due to Proceeds from issuances of long-term borrowings and the comparable period in 2024 were inflows of ¥1,211.5 billion primarily due to Proceeds from issuances of long-term borrowings as well.

Balance Sheet and Financial Leverage

Total assets as of September 30, 2024, were ¥57,458.6 billion, an increase of ¥2,311.4 billion compared with ¥55,147.2 billion as of March 31, 2024, primarily due to an increase in Trading assets. Total liabilities as of September 30, 2024, were ¥54,062.2 billion, an increase of ¥2,363.6 billion compared with ¥51,698.7 billion as of March 31, 2024, primarily due to an increase in Securities sold under agreements to repurchase. NHI shareholders’ equity as of September 30, 2024, was ¥3,300.8 billion, a decrease of ¥49.4 billion compared with ¥3,350.2 billion as of March 31, 2024, primarily due to a decrease in Accumulated other comprehensive income.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2024		September 30, 2024
NHI shareholders’ equity	¥3,350.2		¥3,300.8
Total assets	55,147.2		57,458.6
Adjusted assets(1)	34,152.4		37,258.5
Leverage ratio(2)	16.5	x	17.4	x
Adjusted leverage ratio(3)	10.2	x	11.3	x
(1) Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2) Equals total assets divided by NHI shareholders’ equity. (3) Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31, 2024		September 30, 2024
Total assets	¥55,147.2		¥57,458.6
Less:
Securities purchased under agreements to resell	15,621.1		15,256.2
Securities borrowed	5,373.7		4,943.9

Adjusted assets	¥34,152.4		¥37,258.5

Total assets increased by 4.2% reflecting primarily an increase in Trading assets. NHI shareholders’ equity decreased by 1.5% primarily due to a decrease in Accumulated other comprehensive income. As a result, our leverage ratio rose from 16.5 times as of March 31, 2024 to 17.4 times as of September 30, 2024.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio rose from 10.2 times as of March 31, 2024 to 11.3 times as of September 30, 2024.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of September 30, 2024, our common equity Tier 1 capital ratio is 15.76%, Tier 1 capital ratio is 17.73% and consolidated capital adequacy ratio is 17.73% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company etc. (required level including applicable minimum consolidated capital buffers as of September 30, 2024 is 7.74% for the common equity Tier 1 capital ratio, 9.24% for the Tier 1 capital ratio and 11.24% for the consolidated capital adequacy ratio).

In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalization Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of September 30, 2024, our external TLAC as a percentage of risk-weighted assets is 30.88% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios, consolidated leverage ratio and External TLAC ratios as of September 30, 2024.

Billions of yen, except ratios
September 30, 2024
Common equity Tier 1 capital	¥3,014.9
Tier 1 capital	3,390.8
Total capital	3,391.2
Risk-Weighted Assets
Credit risk-weighted assets	9,707.3
Market risk equivalent assets	6,414.0
Operational risk equivalent assets	3,001.2

Total risk-weighted assets	¥19,122.5

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	15.76%
Tier 1 capital ratio	17.73%
Consolidated capital adequacy ratio	17.73%
Consolidated Leverage Ratio	4.96%
External TLAC Ratios
Risk-weighted assets basis	30.88%
Leverage ratio exposure measure basis	9.54%

Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, market risk equivalent assets are calculated using the Internal Models Approach.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this semi-annual securities report can compare our capital position against those of other financial groups to which Basel III is applied. Our management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the COVID-19 pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020. In July 2022, the FSA published further amendments to the Notice on Consolidated Leverage Ratio to raise the required level of leverage ratio from 3.0% to 3.15% after April 2024, while excluding the outstanding deposits with the Bank of Japan from the exposure measure as set forth in the previous amendment. As of September 30, 2024, our consolidated leverage ratio is 4.96%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of September 30, 2024, our external TLAC as a percentage of leverage ratio exposure measure is 9.54% and we are in compliance with the requirement set out in the TLAC Notification.

Credit Ratings

On May 23, 2024, Rating and Investment Information, Inc. changed the Outlook of the A Long Term Issuer Rating of the

Company and the A+ Long Term Issuer Rating of NSC from Stable to Positive.

(6) Current Challenges

The new challenges on operating and financing activities that arose during the six months ended September 30, 2024 and until the submission date of this Semi-annual Securities Report are as follows:

• Risk Management and Compliance, etc.

(Administrative Action by Japan’s Financial Services Agency)

In September 2024, the Japanese Securities and Exchange Surveillance Commission made a recommendation that the Financial Services Agency (“FSA”) impose an administrative monetary penalty against NSC for unlawful trading of Japanese government bond futures in March 2021. The payment order was subsequently issued to NSC by the FSA in October 2024, and NSC received a suspension of Special Entitlements of JGB Market Special Participants (Primary Dealer) from October 15, 2024 to November 14, 2024 from Japan’s Ministry of Finance.

In response to this, NSC have conducted an investigation and verification into the causes of the incident, and on October 31, 2024, we outlined the following measures we plan to take in order to prevent recurrence:

(1) Front Office prevention measures

① Measures to strengthen traders’ awareness of compliance issues

② Strengthening trading management in Front Office

(2) Prevention measures in Compliance

Development of more sophisticated surveillance and oversight functions

(3) Verification by Internal Audit

Verification of the progress of prevention measures, confirming the status of operations

(4) Establishment of new organization

Establishment of the Global Markets Surveillance Strategy and Planning Department to ensure the swift implementation of measures in Front Office and Compliance and lead the enhancement of our monitoring framework

(5) Management initiatives to reinforce compliance with laws

Initiatives to put our Purpose “We aspire to create a better world by harnessing the power of financial markets” into action and initiatives to instill this understanding among all executives and employees

By fully implementing these measures, we will seek to further enhance our compliance framework and internal controls to prevent similar incidents and to regain stakeholder trust.

(Arrest of Former Employee)

On October 30, 2024, a former employee of NSC was arrested by Hiroshima Prefecture police on suspicion of certain serious criminal acts during his employment with NSC. He allegedly committed robbery, attempted murder and arson against two individuals, including an NSC customer.

We take this matter very seriously. An incident like this must never happen at a financial institution entrusted with looking after its clients’ assets. To reassure our clients and regain their trust, we have introduced the following initiatives.

•	Introduction of new pre-approval rules governing visits by Wealth Management employees to clients’ homes for the foreseeable future

•	Tightening rules around the monitoring of employee movements to ensure more robust and effective oversight

•	Introduction of block leave where employees must be absent from the workplace for a certain period of time to allow us to detect any wrongdoing

•	Implementation of stricter evaluation of employee compliance and conduct

•	Training to foster professional ethics

We remain committed to reinforcing our client-centric approach to create an environment where clients can have peace of mind when working with us.

3. Significant Contracts

Not applicable.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by class and the “Total” is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of September 30, 2024	Number of Issued Shares as of November 14, 2024	Trading Markets	Description
Common stock	3,163,562,601	3,163,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(3)
			Singapore Exchange
			New York Stock Exchange

Total	3,163,562,601	3,163,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between November 1, 2024 and November 14, 2024 are not included in the number of issued shares as of November 14, 2024.
(2)	Listed on the Prime Market.
(3)	Listed on the Premier Market.

(2) Stock Acquisition Rights

A. Stock option

Not applicable.

B. Other stock acquisition rights

Not applicable.

(3) Exercises, etc., of moving strike convertible bonds, etc.

None

(4) Changes in Issued Shares, Common Stock, etc.

			Millions of yen
Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common stock	Common Stock	Increase/(Decrease) of Additional paid-in capital	Additional paid-in capital
September 30, 2024	—	3,163,562,601	—	594,493	—	559,676

(5) Major Shareholders

Name		As of September 30, 2024
	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	1-8-1, Akasaka, Minato-Ku, Tokyo, Japan	496,460	16.79
Custody Bank of Japan, Ltd. (Trust Account)	1-8-12, Harumi, Chuo-Ku, Tokyo, Japan	166,281	5.62
State Street Bank And Trust Company 505001	ONE CONGRESS STREET, SUITE 1, BOSTON, MASSACHUSETTS	72,316	2.44
The Bank of New York Mellon as Depositary Bank for DR Holders	240 Greenwich Street, 8TH FL West, New York, NY 10286, U.S.A.	63,115	2.13
State Street Bank West Client-Treaty 505234	1776 Heritage Drive, North Quincy, MA 02171 U.S.A.	62,464	2.11
SMBC Nikko Securities Inc.	3-3-1, Marunouchi, Chiyoda-Ku, Tokyo, Japan	49,912	1.68
JP Morgan Chase Bank 385781	25 Bank Street Canary Wharf London E14 5JP, UK	39,794	1.34
Goldman Sachs Japan Co., Ltd. BNYM	6-10-1, Roppongi, Minato-ku, Tokyo, Japan	35,646	1.20
State Street Bank And Trust Company 505103	ONE CONGRESS STREET, SUITE 1, BOSTON, MASSACHUSETTS	34,272	1.15
Nomura Group Employee Stock Ownership Association	1-13-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	29,345	0.99

Total		1,049,610	35.51

(1)	The Company has 208,163 thousand shares of treasury stock as of September 30, 2024 which is not included in the Major Shareholders list above.
(2)	For Shares Held in the above, amounts less than thousand shares are discarded.
(3)

According to a statement on Schedule 13G (Amendment No.9) filed by BlackRock, Inc. with the SEC on February 6, 2024, BlackRock, Inc. owned 246,082,876 shares, representing 7.80% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of September 30, 2024 which is not included in the Major Shareholders list above.

Name		As of December 31, 2023
	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
BlackRock, Inc.	50 Hudson Yards New York, NY 10001	246,082	7.80

(4)

According to a statement on Schedule 13G (Amendment No.4) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 5, 2024, Sumitomo Mitsui Trust Holdings, Inc. owned 171,021,800 shares, representing 5.40% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of September 30, 2024 which is not included in the Major Shareholders list above.

Name		As of December 31, 2023
	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Sumitomo Mitsui Trust Holdings, Inc.	1-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan	171,021	5.40

(6) Voting Rights

A. Outstanding Shares

	As of September 30, 2024
	Number of Shares			Number of Votes	Description
Stock without voting right			—	—	—
Stock with limited voting right (Treasury stock, etc.)			—	—	—
Stock with limited voting right (Others)			—	—	—
Stock with full voting right (Treasury stock, etc.)	(Treasury stocks Common stock	)	208,163,700	—	—
	(Crossholding shares Common stock	)	1,487,200	—	—
Stock with full voting right (Others)	Common stock		2,952,413,500	29,524,135	—
Shares less than 1 unit	Common stock		1,498,201	—	Shares less than 1 unit (100 shares)

Total Shares Issued			3,163,562,601	—	—

Voting Rights of Total Shareholders			—	29,524,135	—

(1)	Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 54 shares of treasury stock.

B. Treasury Stock

Name	Address	As of September 30, 2024
		Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury stock) Nomura Holdings, Inc.	1-13-1, Nihonbashi, Chuo-ku, Tokyo, Japan	208,163,700	—	208,163,700	6.58

Total	—	208,163,700	—	208,163,700	6.58

(1)	In addition to the above, 1,487,200 shares are directly held by a subsidiary of the Company for the purpose of securities related business.

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)

The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and presentations which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 320 of “Regulation on Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Order No. 28 of 1976).

Nomura also qualifies as a company listed in the first row of item 1 in a table of Article 24-5 Section 1 of the Financial Instruments and Exchange Act, and Nomura has prepared type 1 interim consolidated financial statements in accordance with Part 1, 3 and 6 of “Regulation on Terminology, Forms and Preparation Methods of Consolidated Financial Statements.”

(2)

The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Interim Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed an interim review of the consolidated financial statements for the six months ended September 30, 2024.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the six months ended September 30, 2024, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	March 31, 2024	September 30, 2024
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥4,239,359	¥4,827,144
Time deposits		545,842	564,398
Deposits with stock exchanges and other segregated cash		369,770	398,736

Total cash and cash deposits		5,154,971	5,790,278

Loans and receivables:
Loans receivable (includes ¥2,074,585 and ¥2,045,084 at fair value option)	*2, 8	5,469,195	5,354,101
Receivables from customers (includes ¥21,834 and ¥49,444 at fair value option)	*2, 4	453,937	410,509
Receivables from other than customers		928,632	1,069,071
Allowance for credit losses	*8	(18,047)	(16,624)

Total loans and receivables		6,833,717	6,817,057

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥466,440 and ¥533,453 at fair value option)	*2	15,621,132	15,256,239
Securities borrowed		5,373,663	4,943,857

Total collateralized agreements		20,994,795	20,200,096

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥6,892,311 and ¥8,264,376; includes ¥8,108 and ¥593,729 at fair value option)	*2, 3	19,539,742	22,000,384
Private equity and debt investments (includes ¥22,807 and ¥23,161 at fair value option)	*2	117,066	134,647

Total trading assets and private equity and debt investments		19,656,808	22,135,031

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥529,605 and ¥520,067)		448,785	444,335
Non-trading debt securities (includes ¥ nil and ¥267,677 at fair value option)	*2, 6	335,401	331,717
Investments in equity securities (includes assets pledged of ¥247 and ¥203)	*2	105,088	95,746
Investments in and advances to affiliated companies (includes assets pledged of ¥6,929 and ¥7,166; includes ¥1,514 and ¥2,268 at fair value option)	*8	462,017	479,406
Other (includes ¥213,227 and ¥231,408 at fair value option)	*2, 10	1,155,621	1,164,964

Total other assets		2,506,912	2,516,168

Total assets		¥55,147,203	¥57,458,630

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2024	September 30, 2024
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥650,122 and ¥521,075 at fair value option)	*2	¥1,054,717	¥897,073
Payables and deposits:
Payables to customers	*4	1,310,825	1,289,570
Payables to other than customers		2,823,100	3,042,016
Deposits received at banks (includes ¥182,906 and ¥322,860 at fair value option)	*2	2,356,202	2,847,133

Total payables and deposits		6,490,127	7,178,719

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥916,090 and ¥879,391 at fair value option)	*2	16,870,303	17,929,483
Securities loaned (includes ¥62,102 and ¥34,557 at fair value option)	*2	2,133,066	1,903,124
Other secured borrowings		393,206	406,326

Total collateralized financing		19,396,575	20,238,933

Trading liabilities	*2, 3	10,890,610	11,383,276
Other liabilities (includes ¥61,052 and ¥71,059 at fair value option)	*2, 10	1,414,546	1,315,745
Long-term borrowings (includes ¥6,145,018 and ¥6,674,288 at fair value option)	*2	12,452,115	13,048,498

Total liabilities		51,698,690	54,062,244

Commitments and contingencies	*15
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares
Issued—3,163,562,601 and 3,163,562,601 shares
Outstanding—2,970,755,160 and 2,955,024,538 shares		594,493	594,493
Additional paid-in capital		708,785	683,561
Retained earnings		1,705,725	1,794,479
Accumulated other comprehensive income	*14	459,984	372,729

Total NHI shareholders’ equity before treasury stock		3,468,987	3,445,262
Common stock held in treasury, at cost—192,807,441 and 208,538,063 shares		(118,798)	(144,501)

Total NHI shareholders’ equity		3,350,189	3,300,761

Noncontrolling interests		98,324	95,625
Total equity		3,448,513	3,396,386

Total liabilities and equity		¥55,147,203	¥57,458,630

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 7 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2024	September 30, 2024
Cash and cash deposits	¥73	¥17
Trading assets and private equity and debt investments	1,296	1,394
Other assets	99	76

Total assets	¥1,468	¥1,487

Trading liabilities	¥0	¥0
Other liabilities	6	49
Borrowings	1,106	1,186

Total liabilities	¥1,112	¥1,235

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Income (UNAUDITED)

		Millions of yen
		Six months ended September 30
	Notes	2023	2024
Revenue:
Commissions	*4	¥171,692	¥204,113
Fees from investment banking	*4	69,750	94,586
Asset management and portfolio service fees	*4	148,473	184,181
Net gain on trading	*2, 3	232,176	279,705
Gain on private equity and debt investments		8,010	4,751
Interest and dividends		1,208,109	1,551,508
Gain (loss) on investments in equity securities		7,569	(1,112)
Other	*4	60,274	141,719

Total revenue		1,906,053	2,459,451
Interest expense		1,189,380	1,521,682

Net revenue		716,673	937,769

Non-interest expenses:
Compensation and benefits		325,811	369,181
Commissions and floor brokerage		65,701	88,954
Information processing and communications		106,452	112,510
Occupancy and related depreciation		34,078	34,445
Business development expenses		11,540	12,553
Other		70,046	84,185

Total non-interest expenses		613,628	701,828

Income before income taxes		103,045	235,941
Income tax expense	*13	41,578	66,802

Net income		¥61,467	¥169,139
Less: Net income attributable to noncontrolling interests		2,904	1,814

Net income attributable to NHI shareholders		¥58,563	¥167,325

		Yen
		Six months ended September 30
	Notes	2023	2024
Per share of common stock:	*11
Basic—
Net income attributable to NHI shareholders per share		¥19.34	¥56.63
Diluted—
Net income attributable to NHI shareholders per share		¥18.62	¥54.58

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2023	2024
Net income	¥61,467	¥169,139
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	174,096	(94,867)
Deferred income taxes	(1,293)	(1,380)

Total	172,803	(96,247)
Defined benefit pension plans:
Pension liability adjustment	993	(1,443)
Deferred income taxes	(224)	488

Total	769	(955)
Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	—	(39)
Deferred income taxes	—	12

Total	—	(27)

Own credit adjustments:
Own credit adjustments	(62,963)	13,358
Deferred income taxes	14,734	(4,100)

Total	(48,229)	9,258

Total other comprehensive income (loss)	125,343	(87,971)

Comprehensive income	¥186,810	¥81,168
Less: Comprehensive income attributable to noncontrolling interests	4,139	1,098

Comprehensive income attributable to NHI shareholders	¥182,671	¥80,070

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2023	2024
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	707,189	708,785
Stock-based compensation awards	(16,333)	(25,245)
Changes in ownership interests in subsidiaries	—	36
Changes in an affiliated company’s interests	(14)	(15)

Balance at end of period	690,842	683,561

Retained earnings
Balance at beginning of year	1,647,005	1,705,725
Net income attributable to NHI shareholders	58,563	167,325
Cash dividends(1)	(24,112)	(67,966)
Gain (loss) on disposal of treasury stock	(2,433)	(10,605)
Cancellation of treasury stock	(36,105)	—

Balance at end of period	1,642,918	1,794,479

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	242,767	444,071
Net change during the period	171,568	(95,531)

Balance at end of period	414,335	348,540

Defined benefit pension plans
Balance at beginning of year	(32,174)	(19,512)
Pension liability adjustment	769	(955)

Balance at end of period	(31,405)	(20,467)

Non-trading debt securities
Balance at beginning of year	—	—
Net unrealized gain (loss) on non-trading debt securities	—	(27)

Balance at end of period	—	(27)

Own credit adjustments
Balance at beginning of year	107,861	35,425
Own credit adjustments	(48,229)	9,258

Balance at end of period	59,632	44,683

Balance at end of period	442,562	372,729

Common stock held in treasury
Balance at beginning of year	(118,574)	(118,798)
Repurchases of common stock	(20,007)	(58,827)
Sales of common stock	0	0
Common stock issued to employees	23,101	33,124
Cancellation of treasury stock	36,105	—

Balance at end of period	(79,375)	(144,501)

Total NHI shareholders’ equity

Balance at end of period	3,291,440	3,300,761

Noncontrolling interests(2)
Balance at beginning of year	75,575	98,324
Cash dividends	(2,963)	(4,415)
Net income attributable to noncontrolling interests	2,904	1,814
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	1,235	(716)
Transaction between NHI group and noncontrolling interest holders, net	10,578	8,509
Other net change in noncontrolling interests	(6,521)	(7,891)

Balance at end of period	80,808	95,625

Total equity
Balance at end of period	¥3,372,248	¥3,396,386

(1)	Dividends per share Six months ended September 30, 2023 ¥ 8.00 Six months ended September 30, 2024 ¥ 23.00
(2)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2023	2024
Cash flows from operating activities:
Net income	¥61,467	¥169,139
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	30,027	31,359
Provision for credit losses	(224)	24
(Gain) loss on investments in equity securities	(7,569)	1,112
Gain on investments in subsidiaries and affiliates	(129)	(2,289)
Loss on disposal of office buildings, land, equipment and facilities	887	247
Deferred income taxes	(1,949)	9,958
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	5,537	(110,260)
Trading assets and private equity and debt investments	(604,418)	(3,380,374)
Trading liabilities	(59,347)	911,878
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	627,468	1,804,917
Securities borrowed, net of securities loaned	(166,357)	84,593
Margin loans and receivables	(154,758)	(171,465)
Payables	521,626	296,491
Bonus accrual	(63,072)	(66,089)
Accrued income taxes, net	44,537	6,389
Other, net	(39,594)	45,303

Net cash provided by (used in) operating activities	194,132	(369,067)

Cash flows from investing activities:
Payments for placements of time deposits	(244,577)	(329,884)
Proceeds from redemption or maturity of time deposits	234,987	289,522
Payments for purchases of office buildings, land, equipment and facilities	(52,800)	(83,786)
Proceeds from sales of office buildings, land, equipment and facilities	42,333	25,614
Payments for purchases of equity investments	(8,105)	(2,975)
Proceeds from sales of equity investments	24,156	3,902
Net cash outflows from loans receivable at banks	(36,821)	(59,366)
Payments for purchases or origination of other non-trading loans	(1,971,685)	(2,623,340)
Proceeds from sales or repayments of other non-trading loans	1,724,607	2,565,449
Payments for purchases of available-for-sale debt securities	—	(49,730)
Payments for purchases of other non-trading debt securities	(61,663)	(16,603)
Proceeds from sales or maturity of other non-trading debt securities	60,163	63,268
Acquisitions, net of cash acquired	(446)	—
Divestures, net of cash disposed of	—	8,801
Payments for purchases of investments in affiliated companies	(27,517)	(916)
Proceeds from sales of investments in affiliated companies	820	4,860
Other, net	(16,330)	1,447

Net cash used in investing activities	(332,878)	(203,737)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	1,628,667	2,299,474
Payments for repurchases or maturity of long-term borrowings	(1,140,128)	(1,456,216)
Proceeds from issuances of short-term borrowings	842,108	953,880
Payments for repurchases or maturity of short-term borrowings	(818,367)	(1,040,868)
Net cash inflows (outflows) from interbank money market borrowings	(88,631)	6,014
Net cash inflows from other secured borrowings	6,269	14,379
Net cash inflows (outflows) from deposits received at banks	(145,429)	553,979
Payments for withholding taxes on stock-based compensation	(12,669)	(20,583)
Proceeds from sales of common stock	110	900
Payments for repurchases of common stock	(20,007)	(58,998)
Payments for cash dividends	(36,049)	(44,567)
Contributions from noncontrolling interests	18,906	29,442
Distributions to noncontrolling interests	(11,291)	(25,378)

Net cash provided by financing activities	223,489	1,211,458

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	199,672	(109,841)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	284,415	528,813
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,820,852	4,299,022

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥4,105,267	¥4,827,835

Supplemental information:
Cash paid during the period for—
Interest	¥1,127,545	¥1,541,284
Income tax payments, net	¥(1,010)	¥50,456

The following table presents a reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as reported within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Six months ended September 30
	2023	2024
Cash and cash equivalents reported in Cash and cash equivalents	¥4,105,049	¥4,827,144
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	¥218	¥691

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥4,105,267	¥4,827,835

Non-cash—

Total amount of right-of-use assets recognized during the six months ended September 30, 2023 and September 30, 2024 were ¥17,508 million and ¥10,748 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“the Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“the SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has had an obligation to file an annual report on Form 20-F with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares consolidated financial statements in accordance with accounting principles, procedures and presentations applicable to issuers of ADS, i.e., U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 320 of “Regulation on Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Order No. 28 of 1976).

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”).

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by ownership of a majority of the voting interests in an entity or by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by a “financial controlling model”, which takes into account ownership level of voting interests in an entity and other factors.

Unrealized gains and losses on investments in debt and equity securities held for non-trading purposes—

Under U.S. GAAP, non-trading equity securities, including investments in equity securities held for operating purposes, are generally measured at fair value with changes in fair value recognized in earnings. In addition, under U.S. GAAP applicable to broker-dealers, non-trading debt securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these securities are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income, unless equity securities are non-marketable equity securities or debt securities are classified as held to maturity. See “Other financial assets and financial liabilities elected for the fair value option” for non-trading debt securities held by non-BD entities elected for the fair value option.

Non-marketable equity securities —

Non-marketable equity securities are either carried at fair value or cost less any impairment losses, adjusted for subsequent price changes evidenced by any orderly transactions for the identical or a similar investment of the same issuer under U.S. GAAP. Under Japanese GAAP, they are carried at cost less any impairment losses.

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when a net gain or loss at the beginning of the year exceeds the “Corridor” which is defined as the greater of 10% of the projected benefit obligation and 10% of the fair value of plan assets. Under Japanese GAAP, all unrecognized actuarial gains or losses are subject to amortization.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and is tested for impairment periodically. Under Japanese GAAP, goodwill is amortized over less than 20 years using the straight-line method.

Changes in the fair value of derivatives—

Under U.S. GAAP, all derivatives, including derivatives that have been designated as hedges of specific financial assets or financial liabilities, are carried at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivatives that have been entered into for hedging purposes are carried at fair value with changes in fair value, net of applicable income taxes, recognized generally in other comprehensive income.

Other financial assets and financial liabilities elected for the fair value option—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and financial liabilities which would otherwise be carried on a basis other than fair value (“the fair value option”). Where the fair value option is elected, the financial asset or liability is carried at fair value with changes in fair value are recognized in earnings, except for movements attributable to own credit for financial liabilities which are reported in other comprehensive income until the financial liability is redeemed at which point accumulated amounts are released in earnings. Under Japanese GAAP, the fair value option is not permitted.

Offsetting of amounts related to derivative cash collateral—

Under U.S. GAAP, an entity that is a party to a master netting arrangement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments under the same enforceable master netting arrangement. Under Japanese GAAP, offsetting of such amounts is not permitted.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over periods of up to three years using the straight-line method.

Accounting for change in controlling interest in a consolidated subsidiary’s shares—

Under U.S. GAAP, in the event of a loss of control in a subsidiary which becomes an equity method investee, the parent’s remaining investment in the former subsidiary is remeasured at fair value as of the date of loss of the control and a related valuation gain or loss is recognized in earnings. Under Japanese GAAP, the remaining investment is measured at the sum of the carrying amount of investment in the equity method investee in the parent’s stand-alone balance sheet as adjusted for the share of net income or losses and other adjustments from initial acquisition through to the date of loss of control, multiplied by the ratio of the remaining shareholding percentage against the shareholding percentage prior to the loss of control.

Stock-based and other compensation awards—

Under U.S. GAAP, stock-based payment awards such as restricted stock units (“RSUs”) issued to employees are classified as equity awards, with total compensation costs measured based on the fair value of the Company’s common stock on the grant date. Under Japanese GAAP, total compensation costs of RSUs are measured based on the amounts of monetary compensation claims granted to employees.

Where the effect of application of an accounting policy under Japanese GAAP has a significant impact on amounts reported by Nomura under U.S. GAAP in Income before income taxes, the impact is disclosed in the following table for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended
	September 30, 2023	September 30, 2024
Higher (lower) Income before income taxes based on Japanese GAAP
Unrealized gains and losses on investments in debt and equity securities held for non-trading purposes	¥(5,198)	¥(2,113)
Unrealized gains and losses on investments in equity securities held for operating purposes	(1,344)	(1,557)
Unrealized gains and losses on investments in equity securities for other than operating purposes	(749)	(2,410)
Unrealized gains and losses on investments in debt securities held for non-trading purposes	(3,105)	1,854
Amortization of goodwill and equity method goodwill	1,969	1,668
Other financial assets and financial liabilities elected for the fair value option	(7,716)	42,055
Stock-based and other compensation awards	770	9,288

Total	¥(10,175)	¥50,898

Use of estimates—

There have been no significant adverse changes in accounting estimates used by management which have had a significant adverse effect on the Company’s financial position or financial performance during the six months ended September 30, 2024.

New accounting pronouncements recently adopted—

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2024, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2022-03 “Fair value measurement (Topic 820)”

•  Clarifies that a contractual sale restriction is an entity-specific characteristic and therefore should not be considered in the fair value measurement of an equity security.

•  Enhances disclosures for fair value of investments in equity securities subject to contractual sale restrictions, nature and remaining duration of the restrictions and circumstances that could cause a lapse in the restrictions.

		Nomura has adopted the amendments prospectively from April 1, 2024.	No material financial impact on initial adoption or since adoption.

Voluntary change in accounting policy—

Effective from April 1, 2024, Nomura has changed its accounting policy in respect of how accounting guidance provided by Accounting Standard Codification (“ASC”) 940 “Financial Services — Brokers and Dealers” (“ASC 940”) is applied to the Company and its consolidated subsidiaries. For the year ended March 31, 2024 and in prior financial years, Nomura applied ASC 940 on a consolidated basis to all entities included within the consolidated financial statements of Nomura. Effective from April 1, 2024, the Company and consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940.

This accounting policy change is primarily due to a planned expansion of Nomura’s banking and investment management business and is therefore intended to allow certain non-BD entities to prospectively classify purchases of new non-trading debt securities as either held to maturity (“HTM”) or available for sale (“AFS”) as defined in ASC 320 “Investments—Debt Securities”. Non-trading debt securities classified as HTM are securities that a non-BD entity has both the ability and the intent to hold until maturity and are carried at amortized cost, while non-trading debt securities classified as AFS are carried at fair value with changes in fair value reported in the consolidated statements of comprehensive income, net of applicable income taxes within Other comprehensive income (loss) and in the consolidated balance sheets, net of applicable income taxes within Accumulated other comprehensive income (loss), a component of NHI shareholders’ equity.

As retrospective application of this accounting policy change is impracticable since it would require use of hindsight regarding historical accounting matters such as the initial classification of non-trading debt securities, Nomura has applied this new accounting policy prospectively from April 1, 2024.

As part of this accounting policy change, existing loans for trading purposes and non-trading debt securities held by non-BD entities have been elected for the fair value option on April 1, 2024 and therefore continue to be measured at fair value through earnings. A similar election has been made for subsequent originations or purchases of loans held for trading purposes and a part of non-trading debt securities through to September 30, 2024. Such loans continue to be reported in Trading assets in the consolidated balance sheets with changes in fair value reported in Revenue – Net gain on trading in the consolidated statements of income. Similarly, non-trading debt securities held by non-BD entities elected for the fair value option continue to be reported in Non-trading debt securities in the consolidated balance sheets which changed in fair value reported in Revenue – Other in the consolidated statements of income.

Following the accounting policy change, fair value changes of non-trading debt securities acquired on or after April 1, 2024 and classified as HTM or AFS by non-BD entities are not recognized through earnings, unless an impairment loss is recognized.

There has not been a material financial impact on these consolidated financial statements on initial adoption of the accounting policy change or since adoption, namely during the six months ended September 30, 2024.

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after October 1, 2024, the expected date of adoption by Nomura and whether the new accounting pronouncement may have a material financial impact on these consolidated financial statements on initial adoption or prospectively:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”

•  Enhances segment reporting by introducing incremental interim and annual disclosure requirements for more disaggregated expense information about a public entity’s reportable segments and expanding frequency of existing segment disclosures.

•  Requires annual disclosures of information about the chief operating decision maker.

•  Clarifies circumstances where disclosure of more than one measure of a segment’s profit or loss are permitted.

		Nomura currently plans to adopt the amendments retrospectively from March 31, 2025.	No material financial impact expected.

ASU 2023-08 “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”

•  Requires all in-scope crypto assets be subsequently measured at fair value at each reporting period through earnings.

•  Presentation of in-scope crypto assets in the financial statements to be shown separately from other intangible assets.

•  Introduces new disclosure requirements for in-scope crypto assets applicable to all entities.

		Nomura currently plans to adopt the amendments based on a modified retrospective approach from April 1, 2025.	No material financial impact expected.

ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”

•  Introduces new disclosure requirements for in-scope crypto assets applicable to all entities.

•  Introduces incremental annual disclosures for disaggregated information about an entity’s effective tax rate reconciliation and information on income taxes paid.

•  Removes certain existing disclosure requirements in relation to unrecognized tax benefits and temporary differences for which a deferred tax liability is not recognized.

		Nomura currently plans to adopt the amendments prospectively from April 1, 2025.	No material financial impact expected.

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments is carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions. Changes in these valuation adjustments may have a significant impact on our consolidated financial statements.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

Certain financial instruments carried at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of valuation inputs observable in the market varies by type of financial instrument and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar financial instruments in the market, especially for those which are customized, how established the financial instrument is in the market, for example, whether it is a new financial instrument or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current market data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the financial instrument would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar financial instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in determining fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2024 and September 30, 2024 within the fair value hierarchy.

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2024
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥2,931	¥1,353	¥8	¥—	¥4,292
Private equity and debt investments(5)	—	3	80	—	83
Japanese government securities	1,919	—	—	—	1,919
Japanese agency and municipal securities	—	182	0	—	182
Foreign government, agency and municipal securities	3,677	2,450	3	—	6,130
Bank and corporate debt securities and loans for trading purposes	—	1,543	173	—	1,716
Commercial mortgage-backed securities (“CMBS”)	—	9	0	—	9
Residential mortgage-backed securities (“RMBS”)	—	3,071	35	—	3,106
Issued/Guaranteed by government sponsored entity	—	2,923	—	—	2,923
Other	—	148	35	—	183
Real estate-backed securities	—	37	122	—	159
Collateralized debt obligations (“CDOs”) and other(6)	—	35	46	—	81
Investment trust funds and other	393	1	3	—	397

Total trading assets and private equity and debt investments	8,920	8,684	470	—	18,074

Derivative assets(7)
Equity contracts	2	3,228	9	—	3,239
Interest rate contracts	17	12,766	146	—	12,929
Credit contracts	1	236	47	—	284
Foreign exchange contracts	1	4,836	47	—	4,884
Commodity contracts	1	2	—	—	3
Netting	—	—	—	(19,815)	(19,815)

Total derivative assets	22	21,068	249	(19,815)	1,524

Subtotal	¥8,942	¥29,752	¥719	¥(19,815)	¥19,598

Loans and receivables(8)	2	1,808	291	—	2,101
Collateralized agreements(9)	—	454	12	—	466
Other assets(2)
Non-trading debt securities	112	202	21	—	335
Other(3)(4)	371	59	253	—	683

Total	¥9,427	¥32,275	¥1,296	¥(19,815)	¥23,183

Liabilities:
Trading liabilities
Equities	¥2,597	¥28	¥0	¥—	¥2,625
Japanese government securities	2,098	—	—	—	2,098
Japanese agency and municipal securities	—	6	—	—	6
Foreign government, agency and municipal securities	3,206	645	—	—	3,851
Bank and corporate debt securities	—	175	1	—	176
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	188	—	0	—	188

Total trading liabilities	8,089	854	1	—	8,944

Derivative liabilities(7)
Equity contracts	3	3,820	4	—	3,827
Interest rate contracts	18	12,102	114	—	12,234
Credit contracts	0	290	93	—	383
Foreign exchange contracts	0	4,620	44	—	4,664
Commodity contracts	0	5	—	—	5
Netting	—	—	—	(19,166)	(19,166)

Total derivative liabilities	21	20,837	255	(19,166)	1,947

Subtotal	¥8,110	¥21,691	¥256	¥(19,166)	¥10,891

Short-term borrowings(11)	¥—	¥628	¥23	¥—	¥651
Payables and deposits(10)(12)	—	168	15	—	183
Collateralized financing(9)	—	978	—	—	978
Long-term borrowings(11)(13)(14)	22	5,627	474	—	6,123
Other liabilities(15)	283	66	44	—	393

Total	¥8,415	¥29,158	¥812	¥(19,166)	¥19,219

	Billions of yen
	September 30, 2024
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2024
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥2,631	¥1,363	¥6	¥—	¥4,000
Private equity and debt investments(5)	—	2	97	—	99
Japanese government securities	2,956	—	—	—	2,956
Japanese agency and municipal securities	—	143	0	—	143
Foreign government, agency and municipal securities	4,742	2,389	3	—	7,134
Bank and corporate debt securities and loans for trading purposes	—	1,614	177	—	1,791
Commercial mortgage-backed securities (“CMBS”)	—	1	11	—	12
Residential mortgage-backed securities (“RMBS”)	—	3,547	39	—	3,586
Issued/Guaranteed by government sponsored entity	—	3,413	—	—	3,413
Other	—	134	39	—	173
Real estate-backed securities	—	79	168	—	247
Collateralized debt obligations (“CDOs”) and other(6)	—	31	34	—	65
Investment trust funds and other	359	1	4	—	364

Total trading assets and private equity and debt investments	10,688	9,170	539	—	20,397

Derivative assets(7)
Equity contracts	15	3,269	14	—	3,298
Interest rate contracts	21	11,145	97	—	11,263
Credit contracts	1	212	45	—	258
Foreign exchange contracts	—	5,282	33	—	5,315
Commodity contracts	3	4	—	—	7
Netting	—	—	—	(18,463)	(18,463)

Total derivative assets	40	19,912	189	(18,463)	1,678

Subtotal	¥10,728	¥29,082	¥728	¥(18,463)	¥22,075

Loans and receivables(8)	—	1,688	408	—	2,096
Collateralized agreements(9)	—	519	14	—	533
Other assets(2)
Non-trading debt securities(10)	127	188	17	—	332
Other(3)(4)	242	238	279	—	759

Total	¥11,097	¥31,715	¥1,446	¥(18,463)	¥25,795

Liabilities:
Trading liabilities
Equities	¥2,303	¥23	¥0	¥—	¥2,326
Japanese government securities	2,125	—	—	—	2,125
Japanese agency and municipal securities	—	3	—	—	3
Foreign government, agency and municipal securities	3,338	756	—	—	4,094
Bank and corporate debt securities	—	251	0	—	251
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(6)	—	—	—	—	—
Investment trust funds and other	280	—	0	—	280

Total trading liabilities	8,046	1,033	0	—	9,079

Derivative liabilities(7)
Equity contracts	5	4,114	10	—	4,129
Interest rate contracts	27	10,592	93	—	10,712
Credit contracts	0	258	85	—	343
Foreign exchange contracts	2	5,057	40	—	5,099
Commodity contracts	1	10	—	—	11
Netting	—	—	—	(17,990)	(17,990)

Total derivative liabilities	35	20,031	228	(17,990)	2,304

Subtotal	¥8,081	¥21,064	¥228	¥(17,990)	¥11,383

Short-term borrowings(12)	—	472	50	—	522
Payables and deposits(11)(13)	—	309	14	—	323
Collateralized financing(9)	—	914	—	—	914
Long-term borrowings(12)(14)(15)	21	6,123	488	—	6,632
Other liabilities(16)	160	245	76	—	481

Total	¥8,262	¥29,127	¥856	¥(17,990)	¥20,255

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives assets or liabilities.
(2)

Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2024 and September 30, 2024, the fair values of these investments which are included in Trading assets and private equity and debt investments were ¥59 billion and ¥61 billion, respectively. As of March 31, 2024 and September 30, 2024, the fair values of these investments which are included in Other assets were ¥3 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)

Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥78,708 million and ¥26,380 million, respectively, as of March 31, 2024 and ¥69,373 million and ¥882 million, respectively, as of September 30, 2024.

(5)

Private equity and debt investments include minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading purposes, and post-IPO investments. These investments also include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(10)	Includes non-trading debt securities for which the fair value option has been elected.
(11)	Includes deposits received at banks for which the fair value option has been elected.
(12)	Includes structured notes for which the fair value option has been elected.
(13)

Includes embedded derivatives bifurcated from deposits received at banks. Deposits are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(14)

Includes embedded derivatives bifurcated from issued structured notes. Structured notes are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(15)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(16)	Includes loan commitments for which the fair value option has been elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. While rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2024 and September 30, 2024, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Private equity and debt investments—The determination of fair value of unlisted equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third party evidence of a change in value. Adjustments are also made, in the absence of third party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/Earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, PE data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable valuation inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using broker or dealer quotations and recent market transactions of identical or similar debt securities if available, but also using DCF valuation techniques. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—Publicly traded funds which are valued based on quoted prices in active markets are classified in Level 1 of the fair value hierarchy. Investments in funds that are not publicly traded but Nomura has the ability to redeem its investment at NAV per share on the balance sheet date are valued at NAV and classified in Level 2. Investments in funds which are valued using significant unobservable valuation inputs such as credit spreads of issuer and correlation are classified in Level 3. Investment in funds that are carried at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Loans and receivables—The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is determined using quoted prices in active markets for the identical instrument if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore, no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial instruments

The valuation of Level 3 financial instruments is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable valuation input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Quantitative and qualitative information regarding significant unobservable valuation inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2024 and September 30, 2024. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Assets:
Trading assets and private equity and debt investments
Equities	¥8	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	80	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 - 17.0% 0.0 - 2.0% 7.9 - 11.0% 5.0 - 30.0%	9.2% 0.6% 9.6% 15.2%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	3.4 - 12.0 x 11.9 - 28.7 x 5.0 - 20.0%	9.2 x 16.0 x 10.0%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	3	DCF	Credit spreads Recovery rates	0.0 - 1.3% 0.5 - 12.0%	0.6% 1.7%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	173	DCF	Credit spreads Recovery rates	0.0 - 29.2% 0.0 - 100.0%	6.6% 74.7%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	35	DCF	Yields Prepayment rates Loss severities	18.3 - 41.9% 12.0 - 15.0% 0.0 - 100.0%	30.9% 13.4% 68.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	122	DCF	Loss severities	0.0 - 26.1%	3.5%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	46	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	5.5 - 50.4% 20.0% 2.0% 0.0 - 100.0% 0.0 - 0.1%	12.4% 20.0% 2.0% 37.6% 0.0%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	0.0 - 3.9%	2.7%	Lower fair value	Not applicable

	March 31, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Derivatives, net:
Equity contracts	¥5	Option models	Dividend yield Volatilities Correlations	0.0 - 11.6% 4.4 - 140.8% (0.95) - 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	32	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.6 - 4.5% 10.1 - 13.6% 24.3 - 401.5 bp (1.00) - 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(46)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 - 21.0% 15.0 - 100.0% 35.0 - 47.9% 0.24 - 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	3	Option models	Volatilities Correlations	6.5 - 18.9% 0.21 - 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	291	DCF	Credit spreads Recovery rates	0.0 - 33.6% 42.1 - 100.0%	8.1% 90.3%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	12	DCF	Repo rate	3.1%	3.1%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	21	DCF	Credit spreads	4.8 - 6.3%	5.0%	Lower fair value	Not applicable

Other(7)	253	DCF	WACC Growth rates	11.1% 3.0%	11.1% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.2 - 6.9 x 7.9 - 35.9 x 0.4 - 1.5 x 25.0 - 30.0%	5.2 x 13.6 x 0.9 x 29.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Short-term borrowings	23	DCF/ option models	Volatilities Correlations	5.0 - 63.8% (0.83) - 0.97	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	15	DCF/ option models	Volatilities Correlations	10.3 - 11.0% 0.40 - 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	474	DCF	Loss severities	17.9 - 99.3%	95.6%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 - 63.8% 37.8 - 97.6 bp (1.00) - 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	44	DCF	Recovery rates	40.0 - 94.0%	85.5%	Higher fair value	Not applicable

	September 30, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Assets:
Trading assets and private equity and debt investments
Equities	¥6	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	97	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.6 - 16.7% 0.0 - 2.0% 7.9 - 11.0% 5.0 - 30.0%	9.0% 0.8% 9.5% 12.6%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	6.9 - 12.0 x 12.0 - 27.9 x 5.0 - 20.0%	10.3 x 15.9 x 8.2%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	3	DCF	Credit spreads Recovery rates	0.0 - 1.2% 3.4 - 16.0%	0.5% 12.6%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	177	DCF	Credit spreads Recovery rates	0.0 - 148.6% 0.0 - 100.0%	10.2% 67.4%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	11	DCF	Yields Loss severities Credit spreads	16.1% 65.0% 0.1 - 0.3%	16.1% 65.0% 0.2%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	39	DCF	Yields Prepayment rates Loss severities	20.2 - 51.2% 12.0 - 15.0% 0.0 - 100.0%	36.4% 13.4% 58.8%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	168	DCF	Loss severities	0.0 - 19.1%	2.6%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	34	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	3.7 - 50.0% 20.0% 2.0% 0.3 - 100.0% 0.0 - 0.1%	15.0% 20.0% 2.0% 44.2% 0.0%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	4	DCF	Liquidity discounts	0.0 - 2.0%	1.5%	Lower fair value	Not applicable

	September 30, 2024
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Derivatives, net:
Equity contracts	¥4	Option models	Dividend yield Volatilities Correlations	0.0 - 16.0% 5.0 - 88.5% (0.95) - 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	4	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.8 - 4.2% 10.0 - 13.2% 40.4 -258.1 bp (1.00) - 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(40)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 - 133.4% 1.0 - 90.0% 43.4 - 43.4% 0.30 - 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(7)	Option models	Volatilities Correlations	5.1 - 18.9% 0.30 - 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	408	DCF	Credit spreads Recovery rates	0.0 - 56.0% 36.0 - 100.0%	7.7% 92.8%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	14	DCF	Repo rate	6.2 - 6.4%	6.3%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	17	DCF	Credit spreads	4.9 - 5.2%	5.0%	Lower fair value	Not applicable

Other(7)	279	DCF	WACC Growth rates	10.6% 3.0%	10.6% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	Liquidity discounts	25.0%	25.0%	Lower fair value	Not applicable

		Option models	Dividend yield Volatilities	2.0% 19.6%	2.0% 19.6%	Higher fair value Higher fair value	No predictable interrelationship

Liabilities:
Trading liabilities
Short-term borrowings	50	DCF/ option models	Volatilities Correlations	5.0 - 59.8% (0.86) - 0.97	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	14	DCF/ option models	Volatilities Correlations	10.0 - 10.8% 0.40 - 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	488	DCF	Loss severities	14.4 - 99.5%	84.0%	Lower fair value	Not applicable

		DCF/ option models	Volatilities Volatilities Correlations	5.0 - 59.8% 41.6 - 88.8 bp (1.00) - 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	76	DCF	Credit spreads Recovery rates	0.8 - 7.0% 67.6 - 99.5%	0.9% 86.4%	Lower fair value Higher fair value	No predictable interrelationship

(1)

Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivatives is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
(4)

The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(5)

The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input (such as being long volatility). Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(6)

Consideration of the interrelationships between significant unobservable valuation inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Qualitative discussion of the ranges of significant unobservable valuation inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g., versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the six months ended September 30, 2023 and 2024. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the six months ended September 30, 2023 and 2024, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Six months ended September 30, 2023
	Beginning balance as of six months ended September 30, 2023	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of six months ended September 30, 2023
Assets:
Trading assets and private equity and debt investments
Equities	¥4	¥0	¥—	¥22	¥(1)	¥—	¥1	¥2	¥0	¥28
Private equity and debt investments	52	8	—	12	0	—	1	—	—	73
Japanese agency and municipal securities	2	—	—	—	0	—	—	—	(2)	0
Foreign government, agency and municipal securities	8	1	—	3	(6)	—	0	0	(4)	2
Bank and corporate debt securities and loans for trading purposes	258	(2)	—	230	(263)	—	20	38	(31)	250
Commercial mortgage-backed securities (“CMBS”)	0	0	—	0	0	—	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	8	0	—	2	0	—	1	—	(1)	10
Real estate-backed securities	95	(2)	—	104	(67)	—	11	—	—	141
Collateralized debt obligations (“CDOs”) and other	28	(2)	—	52	(63)	—	2	13	(3)	27
Investment trust funds and other	2	0	—	32	(33)	—	0	—	0	1

Total trading assets and private equity and debt investments	457	3	—	457	(433)	—	36	53	(41)	532

Derivatives, net(3)
Equity contracts	6	(1)	—	—	—	(4)	1	2	2	6
Interest rate contracts	11	(8)	—	—	0	12	0	(22)	(1)	(8)
Credit contracts	(32)	(4)	—	—	—	(2)	(3)	1	(2)	(42)
Foreign exchange contracts	19	(3)	—	—	—	2	2	(1)	0	19

Total derivatives, net	4	(16)	—	—	0	8	0	(20)	(1)	(25)

Subtotal	¥461	¥(13)	¥—	¥457	¥(433)	¥8	¥36	¥33	¥(42)	¥507

Loans and receivables	191	9	—	74	(49)	—	23	41	(33)	256
Collateralized agreements	17	0	—	—	(8)	—	3	—	—	12
Other assets
Non-Trading Debt Securities	3	0	—	—	0	—	0	20	—	23
Other	196	(3)	0	5	(2)	—	20	—	—	216

Total	¥868	¥(7)	¥0	¥536	¥(492)	¥8	¥82	¥94	¥(75)	¥1,014

Liabilities:
Trading liabilities
Equities	¥1	¥(2)	¥—	¥6	¥(8)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	0	0	—	—	0	—	0	—	—	0
Bank and corporate debt securities	3	2	—	4	(2)	—	0	4	(2)	5
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	—	—	—	—	—	0
Investment trust funds and other	0	—	—	—	0	—	0	—	—	0

Total trading liabilities	¥4	¥0	¥—	¥10	¥(10)	¥—	¥0	¥4	¥(3)	¥5

Short-term borrowings	30	(1)	0	32	(15)	—	1	4	(8)	45
Payables and deposits	17	1	0	3	—	—	—	3	(6)	16
Long-term borrowings	493	(6)	(2)	119	(96)	—	7	44	(103)	472
Other liabilities	21	5	—	18	(2)	—	2	0	0	34

Total	¥565	¥(1)	¥(2)	¥182	¥(123)	¥—	¥10	¥55	¥(120)	¥572

	Billions of yen
	Six months ended September 30, 2024
	Beginning balance as of six months ended September 30, 2024	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)(6)	Balance as of six months ended September 30, 2024
Assets:
Trading assets and private equity and debt investments
Equities	¥8	¥0	¥—	¥1	¥(4)	¥—	¥0	¥2	¥(1)	¥6
Private equity and debt investments	80	2	—	18	(3)	—	0	—	—	97
Japanese agency and municipal securities	0	—	—	—	0	—	—	—	—	0
Foreign government, agency and municipal securities	3	0	—	3	(3)	—	0	3	(3)	3
Bank and corporate debt securities and loans for trading purposes	173	(1)	—	186	(199)	—	(8)	31	(5)	177
Commercial mortgage-backed securities (“CMBS”)	0	2	—	4	(2)	—	—	7	—	11
Residential mortgage-backed securities (“RMBS”)	35	3	—	10	(5)	—	(2)	2	(4)	39
Real estate-backed securities	122	5	—	176	(127)	—	(8)	—	—	168
Collateralized debt obligations (“CDOs”) and other	46	(3)	—	42	(35)	—	0	—	(16)	34
Investment trust funds and other	3	0	—	52	(51)	—	0	0	—	4

Total trading assets and private equity and debt investments	470	8	—	492	(429)	—	(18)	45	(29)	539

Derivatives, net(3)
Equity contracts	5	(1)	—	—	—	(1)	0	1	0	4
Interest rate contracts	32	(18)	—	—	—	(8)	(1)	(3)	2	4
Credit contracts	(46)	(30)	—	—	—	33	3	(3)	3	(40)
Foreign exchange contracts	3	(5)	—	—	—	(3)	0	2	(4)	(7)

Total derivatives, net	(6)	(54)	—	—	—	21	2	(3)	1	(39)

Subtotal	¥464	¥(46)	¥—	¥492	¥(429)	¥21	¥(16)	¥42	¥(28)	¥500

Loans and receivables	291	8	—	116	(89)	—	(27)	126	(17)	408
Collateralized agreements	12	0	—	2	—	—	(1)	—	1	14
Other assets
Non-Trading Debt Securities	21	0	—	—	(4)	—	0	—	—	17
Other	253	43	—	33	(5)	—	(17)	0	(28)	279

Total	¥1,041	¥5	¥—	¥643	¥(527)	¥21	¥(61)	¥168	¥(72)	¥1,218

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	—	—	—	—	—	—	—	—	—	—
Bank and corporate debt securities	1	0	—	1	(2)	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	0	—	0	—
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥1	¥0	¥—	¥1	¥(2)	¥—	¥0	¥0	¥0	¥0

Short-term borrowings	23	0	0	46	(11)	—	0	0	(8)	50
Payables and deposits	15	0	0	0	—	—	—	2	(3)	14
Long-term borrowings	474	2	4	150	(112)	—	(2)	8	(24)	488
Other liabilities	44	0	—	44	(9)	—	(3)	0	0	76

Total	¥557	¥2	¥4	¥241	¥(134)	¥—	¥(5)	¥10	¥(35)	¥628

(1)

Includes gains and losses reported primarily within Net gain on trading, Gain on private equity and debt investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the six months ended September 30, 2023 and 2024.
(5)

Transfers into Level 3 indicate certain valuation inputs of a financial instrument become unobservable or significant. Transfers out of Level 3 indicate certain valuation inputs of a financial instrument become observable or insignificant. See “Quantitative and qualitative information regarding significant unobservable valuation inputs” above for the valuation inputs of each financial instruments.

(6)

Transfers out of Level 3 include financial instruments that moved out of level 3 by application of measurement alternative. See Note 6 “Investments” for further information of financial instruments under the measurement alternative.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the six months ended September 30, 2023 and 2024, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Six months ended September 30
	2023	2024
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity and debt investments
Equities	¥0	¥0
Private equity and debt investments	8	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(5)	(1)
Commercial mortgage-backed securities (“CMBS”)	0	7
Residential mortgage-backed securities (“RMBS”)	1	3
Real estate-backed securities	(1)	5
Collateralized debt obligations (“CDOs”) and other	(1)	(3)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	2	11

Derivatives, net(2)
Equity contracts	2	(2)
Interest rate contracts	(15)	(31)
Credit contracts	(8)	(32)
Foreign exchange contracts	(7)	(5)

Total derivatives, net	(28)	(70)

Subtotal	¥(26)	¥(59)

Loans and receivables	8	5
Collateralized agreements	0	0
Other assets
Other	(3)	42

Total	¥(21)	¥(12)

Liabilities:
Trading liabilities
Equities	¥(1)	¥0
Foreign government, agency and municipal securities	0	—
Bank and corporate debt securities	1	0

Total trading liabilities	¥0	¥0

Short-term borrowings(3)	0	1
Payables and deposits(3)	1	0
Long-term borrowings(3)	0	13
Other liabilities	1	0

Total	¥2	¥14

(1)

Includes gains and losses reported within Net gain on trading, Gain on private equity and debt investments, Gain (loss) on investments in equity securities, Revenue—Other, Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)

Includes unrealized gains and losses of ¥(1) billion and ¥5 billion for the six months ended September 30, 2023 and 2024, recognized in Other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2024 and September 30, 2024. Investments are presented by major category relevant to the nature of Nomura’s business and risks

	Billions of yen
	March 31, 2024
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥10	¥3	Monthly	Same day-30 days
Venture capital funds	15	6	—	—
Private equity funds	33	13	—	—
Real estate funds	4	0	—	—

Total	¥62	¥22

	Billions of yen
	September 30, 2024
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥9	¥2	Monthly	Same day-30 days
Venture capital funds	16	5	—	—
Private equity funds	34	13	—	—
Real estate funds	4	0	—	—

Total	¥63	¥20

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The frequency with which Nomura is permitted to redeem investments.
(3)	The range in prior notice period for redemption.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although majority of these funds are redeemable monthly, certain funds cannot be redeemed within one month due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” and ASC 825 “Financial Instruments.” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity and debt investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Certain loans receivables and receivables from customers reported within Loans and Receivables which are risk managed on a fair value basis and undrawn loan commitments related to such loans receivables expected to be funded. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings or Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and vanilla debt securities issued by those subsidiaries.

•

Certain structured deposit issuances reported within Deposits received at banks. Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•

Financial reinsurance contracts reported within Other assets. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

•

Loans for trading purposes and non-trading debt securities held by subsidiaries that are not registered as a broker-dealer (“non-BD entities”) before March 31, 2024. Moreover, originations or purchases of loans held for trading purposes by non-BD entities and non-trading debt securities that are not classified as held-to-maturity or available for sale held by non-BD entities from April 1, 2024. Nomura elects the fair value option to these loans and non-trading debt securities for its holding purpose or to mitigate volatility through earnings that otherwise would arise had this election not been made.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Revenue—Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the fair value option for the six months ended September 30, 2023 and 2024.

	Billions of yen
	Six months ended September 30
	2023	2024
	Gains / (Losses)(1)
Assets:
Trading assets and private equity and debt investments(2)
Trading assets	¥0	¥5
Private equity and debt investments	1	2
Loans and receivables	27	23
Collateralized agreements(3)	3	10
Other assets(2)(4)	(1)	47

Total	¥30	¥87

Liabilities:
Short-term borrowings(5)	¥(28)	¥97
Payables and deposits	12	(2)
Collateralized financing(3)	3	(18)
Long-term borrowings(5)(6)	146	(112)
Other liabilities(7)	(1)	(3)

Total	¥132	¥(38)

(1)	Includes gains and losses reported primarily within Revenue—Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Include non-trading debt securities.
(5)	Includes structured notes and other financial liabilities.
(6)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(7)	Includes unfunded written loan commitments.

As of March 31, 2024 and September 30, 2024, Nomura held an economic interest of 39.57% and 40.09% in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

For the six months ended September 30, 2023 and 2024, there was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.

The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the six months ended September 30, 2023 and 2024 in respect of financial liabilities elected for the fair value option recognized in other comprehensive income during the years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the six months ended September 30, 2023 and 2024 and the cumulative amounts recognized in accumulated other comprehensive income as of September 30, 2023 and 2024.

	Billions of yen
	Six months ended or as of September 30
	2023	2024
Changes recognized as a credit (debit) to other comprehensive income	¥(64)	¥13
Credit (debit) Amounts reclassified to earnings	(0)	—
Cumulative credit balance recognized in accumulated other comprehensive income	84	69

As of March 31, 2024, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥48 billion less than the principal balance of such Loans and receivables. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥444 billion less than the principal balance of such Long-term borrowings.

As of September 30, 2024, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥7 billion less than the principal balance of such Loans and receivables. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥378 billion less than the principal balance of such Long-term borrowings.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) at fair value, with changes in fair value recognized through the consolidated statements of income.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on debt securities issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 15% of total assets as of March 31, 2024 and 18% as of September 30, 2024.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2024 and September 30, 2024. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2024
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥2,101	¥3,139	¥1,469	¥1,522	¥8,231

	Billions of yen
	September 30, 2024
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥3,099	¥2,903	¥2,693	¥1,538	¥10,233

(1)

Other than above, there were ¥248 billion and ¥214 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2024 and September 30, 2024, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below approximates their fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument not carried at fair value on a recurring basis in the consolidated balance sheets as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024(1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,239	¥4,239	¥4,239	¥—	¥—
Time deposits	546	546	—	546	—
Deposits with stock exchanges and other segregated cash	370	370	—	370	—
Loans receivable(2)	5,467	5,464	—	4,057	1,407
Securities purchased under agreements to resell	15,621	15,621	—	15,609	12
Securities borrowed	5,374	5,374	—	5,374	—

Total	¥31,617	¥31,614	¥4,239	¥25,956	¥1,419

Liabilities:
Short-term borrowings	¥1,055	¥1,055	¥—	¥1,032	¥23
Deposits received at banks	2,356	2,356	—	2,341	15
Securities sold under agreements to repurchase	16,870	16,870	—	16,870	—
Securities loaned	2,133	2,133	—	2,133	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	12,452	12,478	22	11,953	503

Total	¥35,259	¥35,285	¥22	¥34,722	¥541

	Billions of yen
	September 30, 2024(1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,827	¥4,827	¥4,827	¥—	¥—
Time deposits	564	564	—	564	—
Deposits with stock exchanges and other segregated cash	399	399	—	399	—
Loans receivable(2)	5,352	5,351	—	3,042	2,309
Securities purchased under agreements to resell	15,256	15,256	—	15,242	14
Securities borrowed	4,944	4,944	—	4,944	—

Total	¥31,342	¥31,341	¥4,827	¥24,191	¥2,323

Liabilities:
Short-term borrowings	¥897	¥897	¥—	¥847	¥50
Deposits received at banks	2,847	2,847	—	2,833	14
Securities sold under agreements to repurchase	17,929	17,929	—	17,929	—
Securities loaned	1,903	1,903	—	1,903	—
Other secured borrowings	406	406	—	406	—
Long-term borrowings	13,048	13,060	21	12,529	510

Total	¥37,030	¥37,042	¥21	¥36,447	¥574

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2024 and September 30, 2024, there were no significant amount of assets or liabilities which were carried at fair value on a nonrecurring basis.

Equity securities subject to contractual sale restrictions

The following table presents a summary of equity securities primarily within Other assets—Other in consolidated balance sheet which are subject to contractual sale restrictions as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Fair value amount	Remaining duration
		Less than 1 year	1 to 5 years	More than 5 years
Restriction on transfer	¥219,168	¥3	¥219,115	¥50
Consent from third parties	12,919	—	—	12,919
Others	1,552	—	—	1,552

Total	¥233,639	¥3	¥219,115	¥14,521

(1)	No specific conditions could cause a lapse in the sale restrictions as disclosed above.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivatives, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivatives to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives to meet clients’ specific financial needs and investors’ demands in the securities markets. Nomura also offers a variety of derivatives to its clients in adjusting their risk profiles in interest rate, foreign exchange and other market and credit risk exposures. In performing certain of these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may contain combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivatives are economically hedging underlying financial instruments held by Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivatives through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.

Fair value hedges

Nomura designates certain derivatives as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

Net investment hedges

Nomura designates certain derivatives designated as hedges of its net investment in foreign operations relating to specific subsidiaries which have non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Net gain on trading. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

Concentrations of credit risk for derivatives

Although Nomura’s exposures to financial instruments are broadly diversified across different types of financial instrument, counterparty and geographical location generally, a significant portion of derivatives are entered into with other financial institutions. The following tables present Nomura’s significant concentration of credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2024 and September 30, 2024. The gross fair value of derivative assets represents the maximum amount of loss that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the financial instruments and any collateral or other security Nomura held to offset or partially offset such credit risk exposures was of no value.

	Billions of yen
	March 31, 2024
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥17,644	¥(14,853)	¥(2,173)	¥618

	Billions of yen
	September 30, 2024
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,631	¥(13,505)	¥(1,743)	¥383

Derivative activities

The following tables present the notional value and fair value of derivatives as of March 31, 2024 and September 30, 2024. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the financial instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income, depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2024
		Derivative assets	Derivative liabilities
	Total notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2):
Equity contracts	¥78,829	¥3,239	¥3,827
Interest rate contracts	3,810,866	12,929	12,014
Credit contracts	42,965	284	383
Foreign exchange contracts	420,052	4,881	4,664
Commodity contracts	325	3	5

Total	¥4,353,037	¥21,336	¥20,893

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,291	¥0	¥219
Foreign exchange contracts	190	3	—

Total	¥3,481	¥3	¥219

Total derivatives	¥4,356,518	¥21,339	¥21,112

		Billions of yen
		September 30, 2024
		Derivative assets	Derivative liabilities
	Total notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2):
Equity contracts	¥85,484	¥3,298	¥4,129
Interest rate contracts	4,243,703	11,249	10,581
Credit contracts	49,275	258	343
Foreign exchange contracts	454,259	5,315	5,096
Commodity contracts	393	7	11

Total	¥4,833,114	¥20,127	¥20,160

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,273	¥14	¥131
Foreign exchange contracts	179	0	3

Total	¥3,452	¥14	¥134

Total derivatives	¥4,836,566	¥20,141	¥20,294

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

The amounts reported include derivatives used for non-trading purposes other than those designated as formal fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2024 and September 30, 2024.

Offsetting of derivatives

Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty (“close-out and offsetting rights”).

For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

For certain counterparties and/ or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) and ASC 815 are met.

The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2024 and September 30, 2024 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC 210-20 and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2024		September 30, 2024
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥2,397	¥2,609	¥1,704	¥2,113
Exchange-traded	842	1,218	1,594	2,016
Interest rate contracts
OTC settled bilaterally	11,575	10,889	9,758	9,207
OTC centrally-cleared	1,339	1,329	1,484	1,478
Exchange-traded	15	16	21	27
Credit contracts
OTC settled bilaterally	240	341	209	299
OTC centrally-cleared	43	41	48	44
Exchange-traded	1	1	1	0
Foreign exchange contracts
OTC settled bilaterally	4,884	4,664	5,315	5,099
Commodity contracts
OTC settled bilaterally	3	5	4	10
Exchange-traded	0	0	3	1

Total gross derivative balances(2)	¥21,339	¥21,113	¥20,141	¥20,294
Less: Amounts offset in the consolidated balance sheets(3)	(19,815)	(19,166)	(18,463)	(17,990)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,524	¥1,947	¥1,678	¥2,304
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(567)	(394)	(426)	(416)

Net amount	¥957	¥1,553	¥1,252	¥1,888

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2024, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥402 billion and ¥730 billion, respectively. As of September 30, 2024, the gross balance of such derivative assets and derivative liabilities was ¥616 billion and ¥864 billion, respectively.

(3)

Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20 and ASC 815. As of March 31, 2024, Nomura offset a total of ¥1,902 billion of cash collateral receivables against net derivative liabilities and ¥2,551 billion of cash collateral payables against net derivative assets. As of September 30, 2024, Nomura offset a total of ¥1,613 billion of cash collateral receivables against net derivative liabilities and ¥2,086 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity and debt investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2024, a total of ¥240 billion of cash collateral receivables and ¥938 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of September 30, 2024, a total of ¥299 billion of cash collateral receivables and ¥980 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “Collateralized transactions”.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income for the six months ended September 30, 2023 and 2024 related to derivatives used for trading and non-trading purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Six months ended September 30
	2023	2024
Derivatives used for trading and non-trading purposes(1):
Equity contracts	¥(42)	¥(24)
Interest rate contracts	303	(95)
Credit contracts	(56)	20
Foreign exchange contracts	168	1
Commodity contracts	27	(6)

Total	¥400	¥(104)

(1)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the six months ended September 30, 2023 and 2024, net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2024 and September 30, 2024.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued

	March 31, 2024	September 30, 2024	March 31, 2024	September 30, 2024	March 31, 2024	September 30, 2024
Long-term borrowings	¥3,087	¥3,171	¥201	¥98	¥3	¥3

Total	¥3,087	¥3,171	¥201	¥98	¥3	¥3

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within Interest expense and Revenue-Other, respectively together with the change in fair value of the hedged items. Similar to interest payables arising from hedged long-term borrowings, cash flows from interest rate contracts designated as fair value hedges are reported as cash flows from operating activities in the consolidated statements of cash flows.

The following tables present gains (losses) included in the consolidated statements of income for the six months ended September 30, 2023 and 2024 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Six months ended September 30
	2023	2024
Derivatives designated as fair value hedging instruments:
Interest rate contracts	¥98	¥102

Total	¥98	¥102

Hedged items in fair value hedges:
Long-term borrowings	¥(98)	¥(102)

Total	¥(98)	¥(102)

Net investment hedges

Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the six months ended September 30, 2023 and 2024.

	Billions of yen
	Six months ended September 30
	2023	2024
Net investment hedging instruments:
Foreign exchange contracts	¥5	¥(8)

Total	¥5	¥(8)

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Net gain on trading in the consolidated statements of income. The amount of gains (losses) was not significant during the six months ended September 30, 2023 and 2024.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2024 was ¥755 billion with related collateral pledged of ¥619 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2024, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥27 billion.

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of September 30, 2024 was ¥749 billion with related collateral pledged of ¥575 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of September 30, 2024, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥8 billion.

Credit derivatives

Credit derivatives are derivatives in which one or more of their underlying reference assets of the instrument are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single reference entity or obligation. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.

Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.

The extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlying reference assets to the written credit derivatives which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.

Written credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:

Probability of default: Nomura values credit derivatives by taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are, therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.

Recovery value on the underlying asset: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value(1) (Asset) / Liability	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(138)	¥9,746	¥1,849	¥3,125	¥3,251	¥1,521	¥6,994
Credit default swap indices	(126)	9,223	2,271	2,558	3,232	1,162	6,040
Other credit risk related portfolio products	19	1,011	142	256	580	33	755
Credit-risk related options and swaptions	0	49	—	—	20	29	10

Total	¥(245)	¥20,029	¥4,262	¥5,939	¥7,083	¥2,745	¥13,799

	Billions of yen
	September 30, 2024
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(150)	¥10,291	¥2,029	¥2,719	¥3,830	¥1,713	¥3,284
Credit default swap indices	(173)	10,932	1,944	2,404	5,253	1,331	(1,829)
Other credit risk related portfolio products	14	970	133	225	563	49	(8,084)
Credit-risk related options and swaptions	0	87	—	8	79	—	32

Total	¥(309)	¥22,280	¥4,106	¥5,356	¥9,725	¥3,093	¥(6,597)

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivatives.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Credit ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If credit ratings from either of these agencies are not available, the credit ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the credit rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2024
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥156	¥1,485	¥2,938	¥3,489	¥925	¥753	¥9,746
Credit default swap indices	38	40	3,257	5,251	265	372	9,223
Other credit risk-related portfolio products	—	—	19	631	18	343	1,011
Credit risk-related options and swaptions	—	—	16	16	17	—	49

Total	¥194	¥1,525	¥6,230	¥9,387	¥1,225	¥1,468	¥20,029

	Billions of yen
	September 30, 2024
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥381	¥1,597	¥2,943	¥3,562	¥877	¥931	¥10,291
Credit default swap indices	32	23	3,418	6,831	283	345	10,932
Other credit risk related portfolio products	—	—	19	569	17	365	970
Credit-risk related options and swaptions	—	—	—	79	—	8	87

Total	¥413	¥1,620	¥6,380	¥11,041	¥1,177	¥1,649	¥22,280

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and a separate agreement entered contemporaneously with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps.

These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings in the consolidated balance sheets.

Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. There were no new contracts signed during the six months ended September 30, 2024. The following table provides information about relevant transactions outstanding as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Gross cash proceeds received at transfer dates	¥69,383	¥64,315
Fair value of transferred securities at transfer dates	¥69,253	¥64,185
Fair value of transferred securities at reporting dates	¥54,627	¥47,286
Gross derivative liabilities arising from the transactions at reporting dates(1)	¥14,434	¥16,813

(1)

Amounts presented on a gross basis, before the application of counterparty offsetting are included in Trading liabilities in the consolidated balance sheets as of March 31, 2024 and September 30, 2024. Of which ¥14,434 million and ¥16,813 million are included in interest rate contracts used for trading purpose as of March 31, 2024 and September 30, 2024 respectively as disclosed in present Note 3 “Derivative instruments and hedging activities”.

4. Revenue from services provided to customers

Revenue by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024
Commissions	¥171,692	¥204,113
Fees from investment banking	69,750	94,586
Asset management and portfolio service fees	148,473	184,181
Other revenue	20,653	30,472

Total	¥410,568	¥513,352

Commissions represent revenue principally from trade execution, clearing services and distribution of fund units primarily provided by the Wealth Management Division (renamed the Retail Division as the “Wealth Management Division”, effective from April 1, 2024, to match the condition of business) and to a lesser extent, the Wholesale Division.

The following table shows a breakdown of Commissions for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024
Brokerage commissions	¥113,548	¥131,886
Commissions for distribution of investment trust	27,389	34,762
Other commissions	30,755	37,465

Total	¥171,692	¥204,113

Fees from investment banking represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Wealth Management Division.

The following table shows the breakdown of Fees from investment banking for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024
Equity underwriting and distribution fees	¥17,627	¥26,669
Debt underwriting and distribution fees	10,555	20,212
Financial advisory fees	23,615	31,912
Other fees	17,953	15,793

Total	¥69,750	¥94,586

Asset management and portfolio service fees represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Wealth Management Division.

The following table shows the breakdown of Asset management and portfolio service fees for the six months ended September 30, 2023 and 2024.

	Millions of yen
	Six months ended September 30
	2023	2024
Asset management fees	¥92,865	¥114,136
Administration fees	42,005	53,765
Custodial fees	13,603	16,280

Total	¥148,473	¥184,181

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers

•  Trade execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customer

•  Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where draw down of the facility is deemed remote are recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs are recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis over the term of the contract based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees are recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point in time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically settled monthly, quarterly or semi-annually.

The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer.

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.

A contract asset represents accrued revenue recognized by Nomura for completion or partially completion of a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditional on factors or events other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for services provided. Both contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to refund or obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amounts of contract assets as of March 31, 2024 and September 30, 2024 were not significant.

	Millions of yen
	March 31, 2024	September 30, 2024
Customer contract receivables	¥101,668	¥111,990
Contract liabilities(1)	6,073	5,253

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2023 and 2024 were recognized as revenue for the six months ended September 30, 2023 and 2024, respectively.

Nomura recognized ¥2,248 million of revenue from performance obligations satisfied in previous periods for the six months ended September 30, 2023. Nomura recognized ¥2,151 million of revenue from performance obligations satisfied in previous periods for the six months ended September 30, 2024.

Transaction price allocated to the remaining performance obligations

In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,135 million as of March 31, 2024 and ¥785 million as of September 30, 2024. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, consideration arising from contracts with customers does not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amounts of deferred costs to obtain or fulfill customer contracts as of March 31, 2024 and September 30, 2024 were not significant.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlement.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparties and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the party receiving the collateral is free to sell or repledge the securities received through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred, where collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where specific criteria as defined by ASC 210-20 are met. These criteria include requirements around maturity of transactions, underlying systems on which collateral is settled, associated banking arrangements and legal enforceability of close-out and offsetting rights under relevant master netting agreements.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2024 and September 30, 2024, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2024
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥41,288	¥5,371	¥42,537	¥2,465
Less: Amounts offset in the consolidated balance sheets(2)	(25,667)	—	(25,667)	—

Total net amounts as reported on the face of the consolidated balance sheets(3)	¥15,621	¥5,371	¥16,870	¥2,465

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(13,228)	(3,572)	(13,817)	(2,324)
Cash collateral	(9)	—	(2)	—

Net amount	¥2,384	¥1,799	¥3,051	¥141

	Billions of yen
	September 30, 2024
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥44,085	¥4,941	¥46,758	¥2,313
Less: Amounts offset in the consolidated balance sheets(2)	(28,829)	—	(28,829)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥15,256	¥4,941	¥17,929	¥2,313

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(14,966)	(3,181)	(15,183)	(2,192)
Cash collateral	(7)	—	(4)	—

Net amount	¥283	¥1,760	¥2,742	¥121

(1)

Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2024, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,161 billion and ¥2,574 billion, respectively. As of March 31, 2024, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,512 billion and ¥69 billion, respectively. As of September 30, 2024, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥143 billion and ¥2,369 billion, respectively. As of September 30, 2024, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,599 billion and ¥89 billion, respectively.

(2)

Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

(3)

Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within Other assets-Other and Other liabilities in the consolidated balance sheets, respectively.

(4)

Represent amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

For information on offsetting of derivatives, see Note 3 “Derivative instruments and hedging activities.”

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2024 and September 30,2024. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2024
	Overnight and open(1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥18,513	¥17,317	¥3,747	¥2,024	¥936	¥42,537
Securities lending transactions	1,337	299	43	786	—	2,465

Total gross recognized liabilities(2)	¥19,850	¥17,616	¥3,790	¥2,810	¥936	¥45,002

	Billions of yen
	September 30, 2024
	Overnight and open(1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥18,906	¥22,141	¥3,298	¥1,323	¥1,090	¥46,758
Securities lending transactions	1,280	225	1	338	469	2,313

Total gross recognized liabilities(2)	¥20,186	¥22,366	¥3,299	¥1,661	¥1,559	¥49,071

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within Other assets-Other and Other liabilities in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2024 and September 30, 2024. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2024
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥234	¥2,228	¥2,462
Japanese government, agency and municipal securities	2,506	0	2,506
Foreign government, agency and municipal securities	31,355	72	31,427
Bank and corporate debt securities	3,636	94	3,730
Commercial mortgage-backed securities (“CMBS”)	17	—	17
Residential mortgage-backed securities (“RMBS”)(1)	4,598	—	4,598
Collateralized debt obligations (“CDOs”) and other	190	—	190
Investment trust funds and other	1	71	72

Total gross recognized liabilities(2)	¥42,537	¥2,465	¥45,002

	Billions of yen
	September 30, 2024
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥543	¥1,884	¥2,427
Japanese government, agency and municipal securities	2,167	33	2,200
Foreign government, agency and municipal securities	35,766	55	35,821
Bank and corporate debt securities	3,684	289	3,973
Commercial mortgage-backed securities (“CMBS”)	20	—	20
Residential mortgage-backed securities (“RMBS”)(1)	4,361	—	4,361
Collateralized debt obligations (“CDOs”) and other	217	—	217
Investment trust funds and other	—	52	52

Total gross recognized liabilities(2)	¥46,758	¥2,313	¥49,071

(1)

Includes ¥3,842 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2024. Includes ¥3,397 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of September 30, 2024.

(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within Other assets-Other and Other liabilities in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2024 and September 30, 2024.

	Billions of yen
	March 31, 2024	September 30, 2024
The fair value of securities accepted as collateral, primarily through securities borrowed or purchased under agreement to resell	¥62,456	¥68,180
The portion of the above that has been sold (as reported within Trading liabilities in the consolidated balance sheets) or repledged	45,389	51,987

Collateral is generally sourced from securities purchased under agreement to resell, securities borrowing transactions, secured loans and from derivative transactions. Collateral is used together with owned securities and other financial assets to cover short sales, collateralize repurchase transactions, other secured financings and derivative transactions.

Assets pledged by Nomura

Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Assets pledged within Trading assets, Non-trading debt securities, Investments in equity securities and Investments in and advances to affiliated companies in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Trading assets:
Equities and convertible securities	¥212,165	¥289,755
Government and government agency securities	1,238,863	1,121,297
Bank and corporate debt securities	151,454	1,457,736
Residential mortgage-backed securities (“RMBS”)	2,360,053	2,665,556
Collateralized debt obligations (“CDOs”) and other(1)	12,959	11,692
Investment trust funds and other	570	128

	¥3,976,064	¥5,546,164

Non-trading debt securities(2)	¥94,421	¥16,153
Investments in and advances to affiliated companies(3)	¥14,976	¥15,490

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Loans and receivables	¥409,145	¥366,664
Trading assets and private equity and debt investments	1,818,795	1,935,647
Office buildings, land, equipment and facilities	7,591	3,031
Non-trading debt securities	94,471	98,941
Investments in and advances to affiliated companies	2	2
Other	1,084	1,611

	¥2,331,088	¥2,405,896

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and derivative transactions. The above table also includes financial assets which continue to be recognized on the consolidated balance sheets as they fail the criteria for derecognition under ASC 860. The associated liabilities with these transactions are reported as trading balances of secured borrowings reported in Long-term borrowings.

6. Investments:

AFS debt securities

Effective from April 1, 2024, Nomura and consolidated subsidiaries that are not registered as a broker-dealer (“non-BD entities”) no longer apply ASC 940 “Financial Services—Brokers and Dealers”, as described in Note 1 “Basis of accounting: Voluntary change in accounting policy.” In response to this accounting policy change, non-BD entities will be able to classify non-trading debt securities purchased on and after April 1, 2024 as available for sale (“AFS”) debt securities or held to maturity (“HTM”) debt securities in accordance with ASC 320 “Investments—Debt Securities.”

The non-trading debt securities classified as AFS and the accrued interest arising from these securities are reported in Non-trading debt securities and Receivables from other than customers in the consolidated balance sheets, respectively. As of September 30, 2024, there were no debt securities classified as HTM.

The following table presents the amortized cost, unrealized gains and losses, and fair value of AFS debt securities as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Amortized cost(1)	Unrealized gains	Unrealized losses	Fair value
Japanese government securities	¥20,017	¥3	¥(20)	¥20,000
Japanese agency and municipal securities	29,713	21	(43)	29,691

Total	¥49,730	¥24	¥(63)	¥49,691

(1)	Net of allowance for credit losses

Contractual maturities for AFS debt securities

The following table presents the amortized cost and fair value of AFS debt securities, categorized by contractual maturity, as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Amortized cost(1)	Fair value
Japanese government securities
1 year to 5 years	¥20,017	¥20,000
Subtotal	¥20,017	¥20,000

Japanese agency and municipal securities
1 year to 5 years	29,713	29,691
Subtotal	¥29,713	¥29,691

Total	¥49,730	¥49,691

(1)	Net of allowance for credit losses

AFS debt securities in an Unrealized Loss Position

The following table presents the fair value and aging of unrealized losses for AFS debt securities as of September 30, 2024.

	Millions of yen
	September 30, 2024
	Fair value	Unrealized losses
Japanese government securities
Less than 12 months	¥9,994	¥(20)

Subtotal	¥9,994	¥(20)

Japanese agency and municipal securities
Less than 12 months	11,344	(43)

Subtotal	¥11,344	¥(43)

Total	¥21,338	¥(63)

If the fair value of the AFS debt security is less than amortized cost, such security is in an unrealized loss position.

If Nomura has the intent to sell the security, or if it is more likely than not that Nomura will be required to sell the security before recovery of its amortized cost, the difference between the amortized cost (net of allowance) and the fair value of the security is recognized as an impairment loss in earnings. There was no impairment loss during the six months ended September 30, 2024.

AFS debt securities in an unrealized loss position that Nomura has the intent and ability to hold are reviewed to determine if an allowance for credit losses should be recognized. Nomura considers various factors in such determination, including market conditions, changes in issuer credit ratings and severity of the unrealized losses. There was no allowance for credit losses on such securities recognized during the six months ended September 30, 2024.

Additionally, Nomura does not recognize any allowance for accrued interest receivable related to AFS, as Nomura writes off the receivable by reversing accrued interest when it is determined the accrued interest receivable is uncollectible. The amount of accrued interest receivable was not significant as of September 30, 2024. There was no write-off for accrued interest receivable during the six months ended September 30, 2024.

Realized gains (losses) on sales or transfer of AFS debt securities

Realized gains (losses) on sales or transfer to Trading assets are reclassified from accumulated other comprehensive income (loss) to other revenue in the consolidated statements of income. Nomura adopts the moving average method when determining the cost of the security sold or the amount reclassified from accumulated other comprehensive income into earnings. There were no sales or transfer of AFS debt securities during the six months ended September 30, 2024.

Unrealized gains and losses related to Equity Securities

As of September 30, 2024, the unrealized losses on equity securities owned by non-BD entities that are not investment companies are ¥3,475 million. These equity securities do not include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option. Please see Note 2 “Fair Value Measurements” for the unrealized gains and losses on equity securities for which the fair value option has been elected.

Measurement Alternative of Equity Securities

Nomura measures equity securities without readily determinable fair values, which do not qualify practical expedient to measure fair value, using the measurement alternative, which is made on an instrument-by-instrument basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, Nomura assesses whether these equity securities are impaired.

The carrying value of equity securities measured using measurement alternative as of March 31, 2024 and September 30, 2024 were ¥65,365 million and ¥95,603 million, respectively. The cumulative impairment losses and the amounts of observable price changes in orderly transactions as of March 31, 2024 and September 30, 2024 were not significant.

7. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the six months ended September 30, 2023 and September 30, 2024, Nomura received cash proceeds from SPEs in new securitizations of ¥235 billion and ¥305 billion, respectively, and the associated gain on sale was immaterial. For the six months ended September 30, 2023 and September 30, 2024, Nomura received debt securities issued by these SPEs with an initial fair value of ¥92 billion and ¥270 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥78 billion and ¥330 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥6,747 billion and ¥5,195 billion as of March 31, 2024 and September 30, 2024, respectively. Those transferred financial assets are substantially government, agency and municipal securities. Nomura’s retained interests were ¥160 billion and ¥151 billion, as of March 31, 2024 and September 30, 2024, respectively. For the six months ended September 30, 2023 and September 30, 2024, Nomura received cash flows of ¥13 billion and ¥13 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura did not provide financial support to SPEs beyond its contractual obligations as of March 31, 2024 and September 30, 2024.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2024
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥152	¥—	¥152	¥152	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	8	8	2	6

Total	¥—	¥152	¥8	¥160	¥154	¥6

	Billions of yen
	September 30, 2024
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥145	¥—	¥145	¥145	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	6	6	2	4

Total	¥—	¥145	¥6	¥151	¥147	¥4

As of March 31, 2024 and September 30, 2024, predominantly all of the retained interests held by Nomura were valued using significant observable prices. The initial fair values of these retained interests are mostly level 2 in the fair value hierarchy.

The following table presents the type and carrying value of financial assets included within Trading assets and Loans receivable which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2024	September 30, 2024
Assets
Trading assets
Japanese government securities	¥1	¥1
Loans for trading purposes	69	73
Loans receivable	539	500

Total	¥609	¥574

Liabilities
Borrowings	¥609	¥574

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.

The power to direct the most significant activities may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura generally considers collateral management and servicing to represent the power to make the most significant decisions, unless such roles are deemed to be a fiduciary relationship. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the unilateral right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In those cases, Nomura focuses its analysis on the party who has the sole discretion in the initial design of the VIE, and considers factors such as the nature of the underlying assets held by the VIE, the extent of third party investors’ involvement in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and any third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that power to direct the most significant activities relating to these entities are shared with third party investors. Nomura has consolidated certain VIEs where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was insignificant at inception of the transaction.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2024 and September 30, 2024. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31, 2024	September 30, 2024
Consolidated VIE assets
Cash and cash equivalents	¥73	¥17
Trading assets
Equities	539	527
Debt securities	613	643
CMBS and RMBS	94	156
Derivatives	1	1
Private equity and debt investments	49	67
Office buildings, land, equipment and facilities	15	32
Other	84	44

Total	¥1,468	¥1,487

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥0	¥0
Borrowings
Short-term borrowings	220	211
Long-term borrowings	886	975
Other	6	49

Total	¥1,112	¥1,235

On a quarterly basis, Nomura reassesses its involvement with the VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2024
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	83	—	83
CMBS and RMBS	2,996	—	2,996
Investment trust funds and other	147	—	147
Private equity and debt investments	23	—	23
Loans	1,512	—	1,512
Other	22	—	22
Commitments to extend credit and other guarantees	—	—	224

Total	¥4,809	¥—	¥5,033

	Billions of yen
	September 30, 2024
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥24	¥—	¥24
Debt securities	68	—	68
CMBS and RMBS	3,518	—	3,518
Investment trust funds and other	125	—	125
Private equity and debt investments	20	—	20
Loans	1,347	—	1,347
Other	24	—	24
Commitments to extend credit and other guarantees	—	—	192

Total	¥5,126	¥—	¥5,318

The above does not include certain repurchase agreement financings provided to third parties or Nomura sponsored VIEs.

8. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions.

These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

The carrying value of financing receivables measured on an amortized cost basis is adjusted for allowances for current expected credit losses defined by ASC 326 “Financial Instruments—Credit Losses” (“ASC 326”) where appropriate. Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within Allowance for credit losses.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Japanese Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those transactions carried at fair value through election of the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the purchase price of the securities with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not typically significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.

See Note 5 “Collateralized transactions” for more information about these types of financial instruments.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage activities provided by Nomura’s Wealth Management Division (renamed the Retail Division as the “Wealth Management Division”, effective from April 1, 2024, to match the condition of business). These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value (“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected credit losses against short-term secured margin loans are therefore usually not significant.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature. Allowances for current expected credit losses against inter-bank money market loans are therefore usually not significant.

Corporate loans are primarily commercial loans provided to corporate clients excluding loans at banks. Corporate loans include loans secured by real estate or securities and, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks. Advances to affiliated companies include loans to affiliated companies.

The following tables present a summary of loans receivable reported within Loans and receivables or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2024, and September 30, 2024 by portfolio segment.

	Millions of yen
	March 31, 2024
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivables
Loans at banks	¥915,962	¥—	¥915,962
Short-term secured margin loans	608,332	—	608,332
Inter-bank money market loans	—	—	—
Corporate loans	1,870,316	2,074,585	3,944,901

Total loans receivables	¥3,394,610	¥2,074,585	¥5,469,195

Advances to affiliated companies	8,066	1,514	9,580

Total	¥3,402,676	¥2,076,099	¥5,478,775

	Millions of yen
	September 30, 2024
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivables
Loans at banks	¥975,225	¥—	¥975,225
Short-term secured margin loans	725,420	—	725,420
Inter-bank money market loans	—	—	—
Corporate loans	1,608,372	2,045,084	3,653,456

Total loans receivables	¥3,309,017	¥2,045,084	¥5,354,101

Advances to affiliated companies	7,803	2,268	10,071

Total	¥3,316,820	¥2,047,352	¥5,364,172

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of loans receivable during the six months ended September 30, 2023 and 2024, respectively.

There were also no significant reclassifications of loans receivable to or from trading assets during the six months ended September 30, 2023 and 2024, respectively.

Net unamortized deferred fees and costs, unamortized premiums and discounts related to loans receivable carried at amortized cost were not significant as of March 31, 2024 and September 30, 2024.

Allowances for current expected credit losses

Management has established allowances for current expected credit losses using the current expected credit losses impairment model (“CECL impairment model”) against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable;

•	Written unfunded loan commitments and other off-balance sheet financial instruments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties, reinsurance benefits, and net investments in finance leases.

Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads. The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowances for current expected credit losses on the best information available, future adjustments to the allowances may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2024 was ¥13,653 million. The amount of accrued interest receivable as of September 30, 2024 was ¥10,533 million.

The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied.

Financial instruments subject to the CECL impairment model are written off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principal and interest balances have been exhausted.

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the six months ended September 30, 2024.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments, other off-balance sheet financial instruments and certain deposits

•   Full loss rate model developed by Nomura’s Risk department

•   Measures expected credit losses based on probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) inputs.

•   PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•   Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•   For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans

•   For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326 expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•   Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables

•   Expected credit losses typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

The following tables present changes in the allowances for current expected credit losses for the six months ended September 30, 2023 and 2024 as determined using the CECL impairment model defined by ASC 326.

	Millions of yen
	Six months ended September 30, 2023
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans(1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832
Provision for credit losses	—	—	537	537	14	551
Write-offs	—	—	(386)	(386)	—	(386)
Other(2)	(377)	—	226	(151)	(65)	(216)

Ending balance	¥749	¥—	¥3,307	¥4,056	¥1,725	¥5,781

	Millions of yen
	Six months ended September 30, 2024
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans(1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047
Provision for credit losses	49	—	(165)	(116)	13	(103)
Write-offs	—	—	—	—	—	—
Other(2)	—	—	(89)	(89)	(1,231)	(1,320)

Ending balance	¥834	¥—	¥1,377	¥2,211	¥14,413	¥16,624

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)	Primarily includes recoveries and foreign exchange movements.

Modifications of loans from borrowers experiencing financial difficulty

In the ordinary course of business, Nomura may modify loans classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or for relationship reasons. Nomura adopted ASU 2022-02 “Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures” on April 1, 2023. The adoption of the ASU eliminated the recognition and measurement guidance for trouble debt restructurings (“TDRs”) and related disclosure requirements, and added new disclosures for the financial effect and subsequent performance of certain types of modifications of loans for borrowers experiencing financial difficulty. These modifications occur when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower including, but not limited to, interest rate reductions, term extensions, other-than-insignificant payment delays and principal forgiveness that would not otherwise have been required under the terms of the original agreement.

Expected credit losses for these types of modification which only involve modification of the loan’s terms (rather than receipt of assets in full or partial satisfaction) are now typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of loans from borrowers experiencing financial difficulty are recognized at fair value.

The amounts of modifications of loans from borrowers experiencing financial difficulty which occurred during the six months ended September 30, 2023 and 2024 were not significant.

Nonaccrual and past due loans

Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the underlying loan is 90 days or more past due.

Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable reversed against revenue and no further accrual of interest is permitted. Interest income is subsequently recognized when a cash payment is received from the borrower using the cash basis method.

Generally, loans are only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2024, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.

As of September 30, 2024, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.

Credit quality indicators

Nomura is exposed to credit risks due to a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of the borrower’s creditworthiness.

The following tables present an analysis of each portfolio segment not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥122,946	¥213,785	¥12,000	¥5,660	¥2,650	¥27,115	¥—	¥384,156
BB-CCC	108,558	215,226	5,086	—	995	283	—	330,148
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	139,104	—	—	—	—	—	139,104

Total secured loans at banks	¥231,504	¥568,115	¥17,086	¥5,660	¥3,645	¥27,398	¥—	¥853,408

Unsecured loans at banks:
AAA-BBB	¥4,075	¥9,904	¥2,844	¥8,449	¥6,352	¥25,099	¥—	¥56,723
BB-CCC	900	756	—	1,000	875	2,300	—	5,831
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,975	¥10,660	¥2,844	¥9,449	¥7,227	¥27,399	¥—	¥62,554

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	285,209	19,038	—	—	—	—	304,085	608,332

Total short-term secured margin loans	¥285,209	¥19,038	¥—	¥—	¥—	¥—	¥304,085	¥608,332

Secured corporate loans:
AAA-BBB	¥32,362	¥217,440	¥177,557	¥113,559	¥84,442	¥103,995	¥685,608	¥1,414,963
BB-CCC	—	25,759	17,018	12,591	32,187	8,204	161,371	257,130
CC-D	—	—	—	—	—	—	—	—
Others(1)	8,203	302	—	—	—	—	252	8,757

Total secured corporate loans	¥40,565	¥243,501	¥194,575	¥126,150	¥116,629	¥112,199	¥847,231	¥1,680,850

	Millions of yen
	March 31, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	36,329	8,376	—	—	—	—	—	44,705
CC-D	—	—	—	—	—	—	—	—
Others	150	122	—	537	—	143,952	—	144,761

Total unsecured corporate loans	¥36,479	¥8,498	¥—	¥537	¥—	¥143,952	¥—	¥189,466

Advances to affiliated companies
AAA-BBB	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥4,066	¥3,000	¥1,000	¥—	¥—	¥—	¥8,066

Total	¥598,732	¥853,878	¥217,505	¥142,796	¥127,501	¥310,948	¥1,151,316	¥3,402,676

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write-offs as of March 31, 2024 were not significant.

	Millions of yen
	September 30, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥284,167	¥73,126	¥7,000	¥5,150	¥2,600	¥24,784	¥—	¥396,827
BB-CCC	274,315	77,042	8,464	—	970	266	—	361,057
CC-D	—	—	—	—	—	—	—	—
Others(1)	160,827	—	—	—	—	—	—	160,827

Total secured loans at banks	¥719,309	¥150,168	¥15,464	¥5,150	¥3,570	¥25,050	¥—	¥918,711

Unsecured loans at banks:
AAA-BBB	¥5,405	¥9,367	¥2,506	¥8,055	¥3,950	¥21,725	¥—	¥51,008
BB-CCC	1,000	756	—	—	1,550	2,200	—	5,506
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥6,405	¥10,123	¥2,506	¥8,055	¥5,500	¥23,925	¥—	¥56,514

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	409,370	2,785	—	—	—	—	313,265	725,420

Total short-term secured margin loans	¥409,370	¥2,785	¥—	¥—	¥—	¥—	¥313,265	¥725,420

Secured corporate loans:
AAA-BBB	¥229,053	¥237,408	¥141,224	¥59,940	¥61,724	¥82,337	¥280,143	¥1,091,829
BB-CCC	37,480	57,005	22,832	4,022	34,636	2,372	154,391	312,738
CC-D	—	—	—	—	—	—	189	189
Others(1)	67,640	—	—	—	257	—	132	68,029

Total secured corporate loans	¥334,173	¥294,413	¥164,056	¥63,962	¥96,617	¥84,709	¥434,855	¥1,472,785

	Millions of yen
	September 30, 2024
	2024	2023	2022	2021	2020	2019 or earlier	Revolving	Total
Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	184	113	—	503	—	134,787	—	135,587

Total unsecured corporate loans	¥184	¥113	¥—	¥503	¥—	¥134,787	¥—	¥135,587

Advances to affiliated companies
AAA-BBB	¥—	¥3,803	¥3,000	¥1,000	¥—	¥—	¥—	¥7,803
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥3,803	¥3,000	¥1,000	¥—	¥—	¥—	¥7,803

Total	¥1,469,441	¥461,405	¥185,026	¥78,670	¥105,687	¥268,471	¥748,120	¥3,316,820

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write-offs as of September 30, 2024 were not significant.

The following table presents a definition of each of the internal ratings used in the Nomura.

Rating Range	Definition
AAA	Highest credit quality category. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but higher that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changes in circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range,’ but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—higher than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – higher than that of‘B range’.

CC	An obligor or facility is currently highly vulnerable to insolvency or is under distressed debt restructuring. Due to insolvency concern or payment failure, a termination notice and close out is initiated. It also includes a solvent obligor past due on financial obligations by more than three months. The obligor continues to be a going-concern.

C	An obligor or facility is imminent to file for bankruptcy (i.e. Chapter 11 or equivalent) in the near-term. The going-concern status is about to cease; unless for an extraordinary turnaround event.

D	An Obligor or facility has filed for bankruptcy, administration, receivership, liquidation or other winding up or cessation of business of an obligor or other similar situations. D range includes sale of assets (i.e. loans) at a material loss of more than 30%, or the obligor is externally rated ‘D range’ by any Designated External Rating Agencies.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

9. Leases:

Nomura as lessor

Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2024 and September 30, 2024.

	Millions of yen
	March 31, 2024			September 30, 2024
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥21	¥—	¥21	¥21	¥—	¥21
Aircraft	13,259	(184)	13,075	32,470	(272)	32,198

Total	¥13,280	¥(184)	¥13,096	¥32,491	¥(272)	¥32,219

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate used by Nomura.

Nomura recognized lease income of ¥1,400 million for the six months ended September 30, 2023 and ¥684 million for the six months ended September 30, 2024. These are included in the consolidated statements of income within Revenue—Other.

The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of September 30, 2024. Amounts in connection with finance leases were not significant.

Millions of yen
September 30, 2024
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥2,519
1 to 2 years	2,519
2 to 3 years	2,519
3 to 4 years	2,519
4 to 5 years	2,519
More than 5 years	4,606

Total	¥17,201

10. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2024 and as of September 30, 2024.

	Millions of yen
	March 31, 2024	September 30, 2024
Other assets—Other:
Securities received as collateral	¥332,363	¥409,896
Goodwill and other intangible assets	38,387	30,878
Deferred tax assets(1)	24,254	24,810
Investments in equity securities for other than operating purposes(2)	299,638	322,471
Deposit receivables(3)	316,570	246,484
Prepaid expenses	22,811	27,142
Other	121,598	103,283

Total	¥1,155,621	¥1,164,964

Other liabilities:
Obligation to return securities received as collateral	¥332,363	¥409,896
Accrued income taxes	81,585	58,493
Deferred tax liabilities(1)	85,301	101,509
Other accrued expenses and provisions	596,684	469,366
Operating lease liabilities	189,814	168,503
Other	128,799	107,978

Total	¥1,414,546	¥1,315,745

(1)

Net deferred tax assets are deferred tax assets offset by deferred tax liabilities which relate to the same tax-paying component within a particular tax jurisdiction. Net deferred tax liabilities are deferred tax liabilities offset by deferred tax assets which relate to the same tax-paying component within a particular tax jurisdiction.

(2)	Includes equity securities without a readily determinable fair value. See Note 6 “Investments” for further information.
(3)	Includes Japan Securities Clearing Corporation’s clearing fund.

11. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2023	2024
Basic—
Net income attributable to NHI shareholders	¥58,563	¥167,325
Weighted average number of shares outstanding	3,028,036,425	2,954,723,390
Net income attributable to NHI shareholders per share	¥19.34	¥56.63

Diluted—
Net income attributable to NHI shareholders	¥58,468	¥167,209
Weighted average number of shares outstanding	3,140,207,716	3,063,523,353
Net income attributable to NHI shareholders per share	¥18.62	¥54.58

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the six months ended September 30, 2023 and 2024, arising from options to purchase common stock issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the potential issuance of NHI Shares arising from stock-based compensation plans which grant Stock Acquisition Rights and Restricted Stock Units (“RSUs”) by the Company and affiliates, which would have minimal impact on EPS for the six months ended September 30, 2023 and 2024.

Antidilutive stock-options and other stock-based compensation plans to purchase 6,940,000 of NHI Shares were not included in the computation of diluted EPS for the six months ended September 30, 2023.

12. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans of Japanese entities includes the following components.

	Millions of yen
	Six months ended September 30
	2023	2024
Service cost	¥3,014	¥2,884
Interest cost	1,742	2,020
Expected return on plan assets	(2,829)	(2,833)
Amortization of net actuarial losses	1,403	922
Amortization of prior service cost	(802)	(230)

Net periodic benefit cost	¥2,528	¥2,763

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

13. Income taxes:

For the six months ended September 30, 2023, the difference between the effective statutory tax rate of 31% and the effective tax rate of 40.3% was mainly due to non-deductible expenses, whereas non-taxable revenues decreased the effective tax rate.

For the six months ended September 30, 2024, the difference between the effective statutory tax rate of 31% and the effective tax rate of 28.3% was mainly due to decrease in valuation allowance, whereas non-deductible expenses increased the effective tax rate.

14. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended September 30, 2023
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥242,767	¥171,562	¥6	¥171,568	¥414,335
Pension liability adjustment	(32,174)	348	421	769	(31,405)
Own credit adjustments	107,861	(48,033)	(196)	(48,229)	59,632

Total	¥318,454	¥123,877	¥231	¥124,108	¥442,562

(1) Reclassifications out of accumulated other comprehensive income (loss) were not significant.
	Millions of yen
	Six months ended September 30, 2024
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥444,071	¥(95,531)	¥—	¥(95,531)	¥348,540
Pension liability adjustment	(19,512)	(1,507)	552	(955)	(20,467)
Net unrealized gain (loss) on non-trading debt securities	—	(27)	—	(27)	(27)
Own credit adjustments	35,425	9,439	(181)	9,258	44,683

Total	¥459,984	¥(87,626)	¥371	¥(87,255)	¥372,729

(1) Reclassifications out of accumulated other comprehensive income (loss) were not significant.

15. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below in commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura.

	Millions of yen
	March 31, 2024	September 30, 2024
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,724,901	¥2,287,712
Other commitments to extend credit	1,380,710	1,287,614

Total	¥3,105,611	¥3,575,326

Commitments to invest	¥31,989	¥26,996

As of September 30, 2024, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥2,287,712	¥2,287,712	¥—	¥—	¥—
Other commitments to extend credit	1,287,614	227,388	433,019	376,031	251,176

Total	¥3,575,326	¥2,515,100	¥433,019	¥376,031	¥251,176

Commitments to invest	¥26,996	¥3,341	¥2,500	¥400	¥20,755

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2024 and September 30, 2024, the total liability of ¥21,177 million and ¥16,780 million have been recognized respectively, and reported within Other liabilities in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the loss can be reasonably estimated.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular interim or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of November 14, 2024, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥37 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In October 2010 and June 2012, two actions were brought against Nomura International plc (“NIP”), seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans as residential mortgage-backed securities (“RMBS”) by purchasing loans from third-party originators rather than originating them. These subsidiaries received and provided loan level representations and warranties that detailed borrower characteristics and property conditions, including credit status and compliance with guidelines and laws. From RMBS issued between 2005 and 2007, the subsidiaries received repurchase claims totaling $3,203 million, rejecting demands made after the statute of limitations applicable to breach of representation claims expired. Investors initiated breach of contract actions through the trustee from 2011 to 2014. Claims filed within the six-year statute of limitations survived dismissal motions, leading to completed discovery. The Company has been engaged in efforts to resolve the actions outside of Court, and has finalized five settlement agreements with Trustees, dismissing those actions with prejudice, while two remaining Trusts await court proceedings for approved settlement agreements by Certificateholders.

NIP is involved in two Italian civil claims and an Italian administrative matter described further below relating to certain structured financial transactions that Banca Monte dei Paschi di Siena SpA (“MPS”) entered into with NIP in 2009 (“Transactions”). The Transactions have also been subject to criminal proceedings, in relation to which NIP and two former employees of NIP were acquitted on appeal as well as other civil litigation which has been resolved.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken’s appeal. In January 2024, Alken appealed the Court of Appeal’s decision to the Italian Supreme Court.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In May 2024, the court rejected all of York’s claims. In June 2024, York appealed the decision to the Milan Court of Appeal.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court.

On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. In August 2021, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company’s appeal.

NIP was named as defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NIP and the remaining defendants have agreed to a settlement with plaintiffs, and the Court has preliminarily approved the settlement.

Nomura has responded to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

In September 2017 and November 2017, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks sought to recover approximately $68 million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate Bank’s claims in entirety. In November 2023, Statements of Appeal were filed by 7 of the 8 FT Syndicate Banks (First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd. and Bank of Taiwan, together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The case is transferred to the Taiwan High Court in February 2024 for appeal. The claim amount for the appeal is approximately $63 million in damages, plus interest.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

In and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with three commercial suits filed with the Bombay High Court against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were three of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 2.8 billion in damages, plus interest.

In October 2024, NIP received a statement of claim from a Prosecutor of the Court of Auditors in Italy in relation to an advisory relationship NIP entered into with an Italian Regional counterparty in 2005. The claim alleges that NIP caused harm to the Italian Regional counterparty and as such civil damages of approximately EUR 122.8 million are payable.

In addition to the matters described above, Nomura is also involved in other matters which can include ongoing lawsuits by counterparties or other third parties or formal and informal reviews, requests for information, audits, assessments and investigations by regulators, taxing authorities and other governmental agencies regarding certain business activities, which may include trading, financing, prime brokerage, market-making, advisory services, investment management services, and financial reporting matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or limitations on the ability to conduct certain business. These are not separately disclosed above on the basis that these are not currently considered significant.

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura includes relevant information about these derivative contracts that could meet the accounting definition of guarantees in the disclosure below.

For information about the maximum potential amount of future payments that Nomura could be required to make under these derivative contracts, the notional amount of contracts has been disclosed, except for certain derivative contracts, such as written interest rate caps and written currency options, the maximum potential payout amount cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

The notional amounts do not represent anticipated losses from these derivatives contracts. As Nomura measures all derivative contracts at fair value, carrying value is considered the best indication of probability of payment and performance risks for these derivative contracts. Nomura may also reduce net exposures to certain of these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risks related to these derivative contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2024		September 30, 2024
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)(2)	¥11,286,872	¥613,663,415	¥10,113,360	¥567,680,462
Standby letters of credit and other guarantees(3)	—	3,561,640	—	4,751,427

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)

Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee are minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of September 30, 2024.

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥10,113,360	¥567,680,462	¥139,096,343	¥206,106,027	¥45,013,686	¥177,464,406
Standby letters of credit and other guarantees	—	4,751,427	4,713,119	21,074	17,225	9

16. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Wealth Management, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. Please refer to Note 4 “Revenue from services provided to customers” for types of products and services offered by each reportable segment and corresponding revenue. Nomura renamed the Retail Division as the “Wealth Management Division,” effective April 1, 2024.

The accounting policies for segment information follow U.S. GAAP, except for a part of the impact of unrealized gains/losses on certain investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Wealth Management	Investment Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2023
Non-interest revenue	¥188,301	¥76,357	¥387,061	¥47,815	¥699,534
Net interest revenue	2,681	(4,721)	7,876	12,893	18,729

Net revenue	190,982	71,636	394,937	60,708	718,263
Non-interest expenses	138,990	44,794	384,572	45,272	613,628

Income before income taxes	¥51,992	¥26,842	¥10,365	¥15,436	¥104,635

Six months ended September 30, 2024
Non-interest revenue	¥225,535	¥105,150	¥493,208	¥86,043	¥909,936
Net interest revenue	5,132	(1,393)	15,019	11,068	29,826

Net revenue	230,667	103,757	508,227	97,111	939,762
Non-interest expenses	143,120	48,643	441,812	68,253	701,828

Income before income taxes	¥87,547	¥55,114	¥66,415	¥28,858	¥237,934

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of Income (loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30
	2023	2024
Net gain (loss) related to economic hedging transactions	¥(5,511)	¥(1,027)
Realized gain on investments in equity securities held for operating purposes	8,217	496
Equity in earnings of affiliates	22,731	26,351
Corporate items	3,322	187
Other(1)	(13,323)	2,851

Total	¥15,436	¥28,858

(1)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Six months ended September 30
	2023	2024
Net revenue	¥718,263	¥939,762
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,590)	(1,993)

Consolidated net revenue	¥716,673	¥937,769

Non-interest expenses	¥613,628	¥701,828
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥613,628	¥701,828

Income before income taxes	¥104,635	¥237,934
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,590)	(1,993)

Consolidated income before income taxes	¥103,045	¥235,941

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Six months ended September 30
	2023	2024
Net revenue(1):
Americas	¥202,420	¥292,423
Europe	109,768	177,770
Asia and Oceania	24,030	23,467

Subtotal	336,218	493,660
Japan	380,455	444,109

Consolidated	¥716,673	¥937,769

Income (loss) before income taxes:
Americas	¥(6,776)	¥33,120
Europe	(15,125)	(1,804)
Asia and Oceania	4,459	25,398

Subtotal	(17,442)	56,714
Japan	120,487	179,227

Consolidated	¥103,045	¥235,941

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2024	September 30, 2024
Long-lived assets:
Americas	¥121,633	¥107,408
Europe	62,063	57,318
Asia and Oceania	33,820	31,424

Subtotal	217,516	196,150
Japan	270,924	280,210

Consolidated	¥488,440	¥476,360

2. Other

(1) Final dividend

On April 26, 2024, the Board of Directors resolved to pay the dividend based on the record date of March 31, 2024 to shareholders registered as of March 31, 2024.

a. Total dividend based on the record date of March 31, 2024	¥44,567 million
b. Dividend based on the record date of March 31, 2024 per share	¥15

(2) Interim dividend

On November 1, 2024, the Board of Directors resolved to pay the dividend based on the record date of September 30, 2024 to shareholders registered as of September 30, 2024.

a. Total dividend based on the record date of September 30, 2024	¥67,974 million
b. Dividend based on the record date of September 30, 2024 per share	¥23

[Translation]

Interim Review Report of Independent Auditor

November 14, 2024

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo office, Japan

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Shinichi Hayashi
Certified Public Accountant
Designated and Engagement Partner

Mitsuhiro Nagao
Certified Public Accountant
Designated and Engagement Partner

Toshiro Kuwata
Certified Public Accountant
Designated and Engagement Partner

Auditor’s Conclusion

We have performed an interim review of the interim consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the Financial Information section for the six-month period then ended (from April 1, 2024 to September 30, 2024) of the consolidated fiscal year from April 1, 2024 to March 31, 2025, which comprise the interim consolidated balance sheet, the interim consolidated statements of income, comprehensive income, changes in equity and cash flows, and the notes to the interim consolidated financial statements, pursuant to the requirement of the rule specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Based on our interim review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries (the “Group”) as of September 30, 2024, and the consolidated results of their operations for six-month period then ended and cash flows for the six-month period then ended in conformity with accounting principles generally accepted in the United States of America pursuant to Article 320 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (see Note 1 to the interim consolidated financial statements).

Basis for Auditor’s Conclusion

We conducted our interim review in accordance with interim review standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Interim Review of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that we have obtained the evidence to provide a basis for our conclusion.

Responsibilities of Management and the Audit Committee for the Interim Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the interim consolidated financial statements), and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the interim consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America (see Note 1 to the interim consolidated financial statements), matters related to going concern.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Interim Review of the Interim Consolidated Financial Statements

Our responsibility is to independently express a conclusion on the interim consolidated financial statements in the interim review report based on our interim review. As part of an interim review in accordance with review standards for interim financial statements generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the interim review. We also:

•

Make inquiries, primarily of management and persons responsible for financial and accounting matters and apply analytical and other interim review procedures. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan.

•

Conclude on whether nothing has come to our attention that causes us to believe that the interim consolidated financial statements do not present fairly in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the interim consolidated financial statements) based on the evidence obtained if we conclude that a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our interim review report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to express a qualified conclusion or an adverse conclusion. Our conclusions are based on the evidence obtained up to the date of our interim review report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether nothing has come to our attention that cause us to believe that the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and the interim consolidated financial statements do not represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the interim consolidated financial statements).

•

Obtain evidence of the financial information of the Group as a basis for expressing a conclusion on the interim consolidated financial statements. The auditor is responsible for directing, supervising and reviewing the interim review of the interim consolidated financial statements. The auditor is solely responsible for the auditor’s conclusions.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the interim review and significant interim review findings.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Conflicts of Interest

We have no interest in the Group which should be disclosed in accordance with the Certified Public Accountants Act.

*1.	The Company maintains the original of the Interim Review Report of Independent Auditor above.
*2.	XBRL data is not included in the scope of the interim review.

(Note)

This is an English translation of the Japanese language Interim Review Report of Independent Auditor issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the interim consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the six-month period ended September 30, 2024 within the fiscal period from April 1, 2024 to March 31, 2025. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the interim consolidated financial statements for the above-mentioned period which are included in this report on Form 6-K.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Semi-annual Securities Report]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that Semi-annual Securities Report of Nomura Holdings, Inc. for the six months ended September 30, 2024 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Exhibit 3

Capitalization and Indebtedness

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura Holdings, Inc. (“NHI”) as of September 30, 2024. There has been no material change in NHI’s capitalization and indebtedness since September 30, 2024.

Millions of yen
September 30, 2024
Short-term borrowings	¥897,073
Long-term borrowings	13,048,498
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares as of September 30, 2024
Issued—3,163,562,601 shares as of September 30, 2024
Outstanding—2,955,024,538 shares as of September 30, 2024	594,493
Additional paid-in capital	683,561
Retained earnings	1,794,479
Accumulated other comprehensive income (loss)	372,729

Total NHI shareholders’ equity before treasury stock	3,445,262
Common stock held in treasury, at cost—208,538,063 shares as of September 30, 2024	(144,501)

Total NHI shareholders’ equity	3,300,761
Noncontrolling interests	95,625

Total equity	3,396,386

Total capitalization and indebtedness	¥17,341,957

NHI enters into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding was ¥4,751,427 million as of September 30, 2024.